UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

LOFB International LLC

Legal status of Issuer:

 Form:

 Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 September 29, 2023

Physical Address of Issuer:

2222 Ponce de Leon Blvd, Coral Gables, FL 33134

Website of Issuer:

www.lovelofb.com

Is there a co-issuer? X *yes* *no.*

Name of Co-Issuer:

LOFB CF SPV LLC

Legal status of Co-Issuer:

 Form:

 Limited Liability Company

 Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 4, 2026

Physical Address of Co-Issuer:

2222 Ponce de Leon Blvd, Coral Gables, FL 33134

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. In addition, the Issuer has agreed to pay to the Intermediary and/or its affiliates a monthly fee of $2,000.00 for the duration of the Offering, as well as a one-time set-up fee of $14,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

SAFE

Target Number of Securities to be Offered:

24,155

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000.43

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,234,999.26

Deadline to reach the Target Offering Amount:

July 6, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$562,034.00	$518,195.00
Cash & Cash Equivalents	$10,200.00	$27,115.00
Accounts Receivable	$3,234.00	$60,591.00
Short-term Debt	$833,704.00	$309,931.00
Long-term Debt	$2,010,100.00	$1,361,500.00
Revenues/Sales	$216,808.00	$219,431.00
Cost of Goods Sold	$306,301.00	$144,603.00
Taxes Paid	$0.00	$0.00
Net Income	($1,128,534.00)	($824,021.00)

* The Company was incorporated on September 29, 2023. Reviewed financial statements of the Company, covering the 2024 and 2025 fiscal years, are attached hereto as Exhibit A and made a part hereof. The financial information reflecting the period from inception through February 4, 2026 for the Crowdfunding SPV, LOFB CF SPV LLC, are attached hereto as Exhibit B and made a part hereof.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 7, 2026

LOFB International LLC



Up to $1,234,999.26 of Simple Agreement for Future Equity

LOFB International LLC ("**LOFB**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000.43 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.26 (the "**Maximum Offering Amount**") of Simple Agreement for Future Equity (the "**Securities**"), on a contingency basis as described in this Form C (this "**Offering**"), plus an additional 3.5% Investor Processing Fee. The investment will be made through the acquisition of units of membership interest ("**SPV Units**") of LOFB CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by July 6, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$500.00	$42.50	$457.50
Investor Processing Fee (3)	$17.50	$1.49	$16.01
Target Offering Amount	$25,000.43	$2,125.04	$22,875.39
Maximum Offering Amount	$1,234,999.26	$104,974.94	$1,130,024.32

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*The*

Offering and The Securities") and is in addition to the $500.00 Minimum Individual Purchase Amount per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.lovelofb.com .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://invest.lovelofb.com/.

The date of this Form C is April 7, 2026.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C, and in any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company undertakes no obligation to update, supplement, or otherwise revise this Form C or any other materials provided in connection with this Offering, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Without limiting the foregoing, the Company will file amendments to this Form C to disclose material changes as required under Regulation Crowdfunding.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

1

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

LOFB International LLC (the "**Company**") is a limited liability company formed on September 29, 2023, under the laws of the State of Delaware and headquartered in Coral Gables, Florida. LOFB International LLC is a men's lifestyle and growth platform centered around its proprietary membership ecosystem, "The League", a digitally enabled and in-person community platform designed to foster connection, accountability, and personal development among its members. The Company integrates this recurring membership platform with a portfolio of premium consumer products and curated experiences to create a unified lifestyle ecosystem.

The Company has two integrated and aligned global revenue generating engines within its platform:

- Engine 1: The League/Membership Platform - At the center of the Company's model is The League, a structured membership platform that combines small, locally organized forums with a broader digital infrastructure. Members participate in recurring small-group discussions ("**Forums**") supported by proprietary methodologies and community protocols, as well as access digital tools designed to support personal development, accountability, and ongoing engagement. The platform also includes curated in-person and virtual experiences intended to reinforce member connection and retention. The League operates on a subscription-based model with a freemium entry layer, allowing users to access certain introductory features at no cost, while premium features, tools, and experiences are made available through paid memberships. The Company expects this model to generate recurring monthly revenue and to serve as the primary long-term driver of customer lifetime value.

- Engine 2: Consumer Products and Brand Engagement - The Company currently offers premium handmade cigars and craft non-alcoholic beer via a range of D2C, B2B, and other third-party channels, as well as to the members of it community. These are designed as ritual-based products designed to complement and reinforce the membership experience by supporting shared rituals, community engagement, and brand identity, as well as a focus on restoring inner control through mindful consumption. The Company is also expanding into sportswear and related lifestyle products.

The Company's strategy is to build a scalable, membership-driven platform in which The League serves as the primary engine for recurring revenue generation, member engagement, and long-term value creation. Consumer products, events, and partnerships are designed to support member acquisition, increase engagement, and reinforce brand participation, while contributing incremental revenue streams.

The Company is located at 2222 Ponce de Leon Blvd, Coral Gables, FL 33134.

The Company's website is www.lovelofb.com

The Company conducts business and sells its products and services through the internet and in-person throughout North America, Asia, and Europe.

A further description of our business can be found on the Company's Offering campaign page on the Intermediary's website under https://invest.lovelofb.com/ and is attached as <u>Exhibit C</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	24,155
Name of Securities	Simple Agreement for Future Equity
Maximum Offering Amount of Securities Offered	1,193,236

Price Per Security	$1.00*
Minimum Individual Purchase Amount**	$500.00*
Maximum Individual Purchase Amount**	No contractual maximum (subject to Regulation CF limits)*
Post-Money Valuation Cap	$65,000,000
Discount Rate	80%
Offering Deadline	July 6, 2026
Use of Proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

+ As an Investor in this Offering, you will be purchasing non-voting units of membership interest ("**SPV Units**") in LOFB CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as <u>Exhibit G</u>.

* The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $1,234,999.26 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $517.50 will be assessed at the time of purchase, which consists of $500.00 plus the Investor Processing Fee of $17.50.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early-stage company encounters.

We were formed under the laws of Delaware and formed on September 29, 2023. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business.

The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets, or otherwise. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

We may not succeed in our business strategy.

The success of our business, including our ability to generate sufficient revenue in the future, will primarily depend on the successful development and commercialization of our product pipeline. Given our early stage of development, it may take some more years, if we succeed at all, before we are able to achieve our objectives. One of our key strategic objectives is growth. We seek to grow our business by building our brand, entering into partnership agreement(s), expanding our brand and products to a broader customer audience and to new regions, managing costs, and expanding and boosting our e-commerce business. However, we may not be able to grow our existing business. For example:

- We may not be able to keep abreast of the ever-changing digitally focused consumer landscape;
- We may not be able to expand our market share;
- We may have difficulty recruiting, developing or retaining qualified employees;
- We may not be able to achieve our expansion goals, in general, manage our growth effectively, successfully integrate new strategies, adapt our business model to new trends, or develop relationships with consumers for new channels, outside of the e-commerce space; and
- We may not be able to offset rising commodity or conversion costs in our product costs with pricing actions or efficiency improvements.

Additionally, our business model contemplates a strategic shift toward a platform-led membership ecosystem centered around The League, with recurring membership revenue expected to become a primary revenue driver over time. This model requires successful member acquisition, engagement, retention, and chapter scalability. If we are unable to build and sustain sufficient membership density in local chapters, maintain low churn, or deliver perceived value through structured conversations, digital engagement, and live experiences, our long-term growth strategy may fail. Membership businesses rely heavily on network effects and community cohesion; if those effects do not materialize, or if member dissatisfaction spreads within tightly connected groups, our reputation and recurring revenue base could be materially adversely affected.

The Company's success is contingent on raising sufficient capital, and even the maximum offering amount may not be enough.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. The Company is offering up to $1,234,999.26 in securities and may close on investments once the minimum target amount of $25,000.43 (the "**Target Amount**") is reached. Even if the maximum amount is raised, additional funds will likely be required for the Company to achieve its goals. If the Company fails to raise these funds—whether due to internal challenges or broader economic factors—it may not survive. Should the Company raise only the Target Amount, it will need to secure additional funding to implement portions of its outlined plans in "Use of Proceeds."

The Company may need additional capital, which could result in dilution or other unfavorable terms for investors.

The Company may not have sufficient capital to meet its needs and could be required to raise additional funds. Obtaining credit is challenging, particularly on favorable terms. If the Company is unable to secure necessary credit, it may need to raise additional equity capital, modify growth plans, or take alternative actions. Raising equity capital could require the Company to bring in additional investors, potentially diluting existing shareholders' ownership percentages or reducing the value of their investments. Institutional or other investors may negotiate more favorable terms than those offered to earlier investors, including lower purchase prices per share. If adequate funding is not available, the Company may have to delay or reduce the scope of its marketing efforts, product launches, or development initiatives, which could materially harm its financial condition and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, significant revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We have had significant operating losses since our inception. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, from the design of our infrastructures, and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop alternative investments opportunities for our customers. Our business currently does not generate revenues that are sufficient to meet our future capital requirements. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. We are constantly working to build out our cigar and non-alcoholic beer products lines but also intend to build out product lines for LOFB sportswear. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In addition to physical product expansion, we are developing a structured paid membership platform built around small chapters, digital engagement, and curated experiences. The market for paid male community and self-development memberships is fragmented and cross-category, with no standardized benchmarks. We may misjudge demand, pricing tolerance, or competitive positioning relating to structured group discussions and coaching-style programming. Furthermore, scaling local chapters across multiple geographies may present operational, cultural, and quality-control challenges that differ materially from scaling physical product sales.

Our business is heavily dependent on the success of The League platform, and if the platform fails to achieve sufficient adoption, engagement, or monetization, our business may be adversely affected.

The Company's growth strategy is heavily dependent on the successful development, launch, and scaling of its membership platform, The League. This includes the Company's ability to attract users, convert free users into paying subscribers, maintain member engagement, and achieve acceptable retention rates. If The League fails to achieve sufficient user adoption, engagement, or monetization, the Company's ability to generate recurring revenue and execute its business plan could be materially adversely affected. Additionally, the League is expected to utilize a freemium model in which certain features are made available at no cost, while additional features require a paid subscription. There can be no assurance that users who access the platform for free will convert into paying subscribers at anticipated rates, or at all. Low conversion rates could limit revenue growth and adversely affect the Company's financial performance.

The League platform may expose us to unique operational, legal, and reputational risks.

Our paid membership platform, The League, will include structured small-group chapters, digital community engagement, and in-person experiences. Although our programming is not therapy, it involves guided conversations and personal development discussions. Participants may share personal or sensitive information. We may face allegations relating to emotional harm, misrepresentation of outcomes, facilitator misconduct, discrimination claims, or failure to safeguard participant privacy. Misconduct, inappropriate interactions, or disputes among members could result in reputational harm, user attrition, or potential legal exposure.

Additionally, the Company intends to establish guidelines and standards, it may not be able to fully control user behavior and local chapter leaders may act inconsistently with company standards, exposing us to liability or reputational damage. The scalability of our chapter model depends on maintaining quality, cohesion, and brand integrity across locations. If chapter experiences vary materially or fail to meet member expectations, churn may increase and growth may slow. Furthermore, recurring billing models may be subject to consumer protection laws governing automatic renewals, cancellation policies, and subscription disclosures. Failure to comply with such laws could result in penalties, litigation, or regulatory enforcement.

Any disruption in our information systems or security breaches could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support The League, our customers' requirements and the management of our business, including managing membership subscriptions, orders, supplies, accounting controls, and payroll. Any inability to successfully manage the procurement, development, implementation, or execution of our information systems and back-up systems, including matters related to system security, reliability, performance, and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

Furthermore, our platform depends on digital systems and infrastructure to deliver its features and user experience. Any failure, interruption, cybersecurity incident, or degradation in platform performance could negatively impact user experience, reduce engagement, and harm the Company's reputation. Our business also requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Consumer acceptance and desire for existing and emerging healthy foods, beverages, and products are continually changing and are extremely difficult to predict.

The Company is striving to be on the right side of this macro shift of increased consumer concerns about healthy diets and food allergies that are ever changing. While the Company is focused on product lines and community engagement focused on men's health, cigars are known to carry certain health risks. Cigars are tobacco products and are subject to increasing health scrutiny, warning-label requirements, and marketing restrictions at the federal, state, and international levels. Although broader health and wellness trends have supported increased interest in non-alcoholic beer, consumer adoption and repeat purchase behavior may fluctuate and may not meet expectations. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. The Company's core offering, The League platform, competes within the broader market for paid membership communities, personal development and coaching platforms, and digital wellness and community engagement applications. Many of these competitors offer digital tools, structured programs, or community-based experiences that may serve as substitutes for The League platform. With respect to the LOFB cigars, key direct competitive brands include Oliva, Arturo Feunte, Padron, and Tabacalera. With respect to our non-alcoholic beer lines, key direct competitive brands include Athletic Brewing, Heineken, Budweiser, Corona, and Guinness. Additionally, the paid membership and men's community sector is also highly competitive and includes fitness memberships, golf and social clubs, coaching platforms, digital subscription apps, and informal community-based networks. Many of our competitors have significantly greater resources, established brand recognition, and existing member bases than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's new products may fail to meet sales projections, impacting investor value.

The Company's growth projections assume that an increased advertising and marketing budget will enable its products to gain traction in the marketplace at a faster rate than its current products. However, it is possible that the new products will fail to achieve market acceptance for various reasons, such as consumer preferences, competition, or unforeseen market dynamics. If the new products fail to generate significant sales and acceptance in the marketplace, this could materially and adversely affect the value of your investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our financial statements have been prepared on a going concern basis, and we must raise additional capital to fund our operations in order to continue as a going concern.

Mongio & Associates CPAs LLC, our independent registered public accounting firm for the fiscal year ended 2025, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended 2025 and 2024, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying reviewed financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We have suffered substantial losses for the fiscal year ending on December 31, 2025 and December 31, 2024.

Since inception we have sustained losses. We have sustained losses for the year ending on December 31, 2025 in the amount of $1,128,534 and for the year ending on December 31, 2024 in the amount of $824,021. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from the Offering and our ability to obtain additional capital financing and/or to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date. Although the Company anticipates the proceeds from the Offering, will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would materially and adversely affect the Securities.

We are dependent on our founder.

The Company is dependent on Adam Levine, who is the founder and global president of the Company. The loss of Adam Levine will harm the business, financial condition, cash flow and results of operations. It may be impossible to replace Adam Levine and integrating new employees into the management team could prove disruptive to operations, could require substantial resources, and could ultimately prove unsuccessful. Our business could be harmed if it is unable to attract and retain sufficient managerial personnel who have critical industry experience and relationships.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with any such person's absence. The loss of any such person could negatively affect the Company and its operations.

Investors will not have control over the Company's business operations.

The Company currently has no employees and is reliant on the Manager, which has significant discretion as to the implementation of the Company's investment objectives and strategy. Unless otherwise provided in the Crowdfunding SPV amended and restated limited liability company agreement, Investors will not and do not have the right to participate in the management, control or operation of the Company. The Company's performance will be dependent on the success of the Manager implementing value enhancing management strategies. Such strategies involve subjective judgments and forward-looking determinations and projections by the Manager and no assurance can be given that the strategies used, or to be used, by the Manager will be successful under all or any market conditions. In the event the Manager misjudges its decisions with respect to the LOFB product lines, the actual returns on an Investor's investment may be less than anticipated at the time of acquisition.

The Company believes that its success depends to a significant extent upon the experience of the principals and other members of the Manager's management team. Specifically, the Company is dependent on Adam Levine, the founder and global president of the Company, in order to conduct its operations and execute its business plan. Further, the loss of service of one or more members of the management team or key personnel of the Company could have a material adverse impact on the Manager and/or the management and operation of the Company.

We rely on our third-party suppliers and manufacturers.

We rely on our suppliers to produce our products consistently, based on our specs, on time with the highest level of quality. We source our products from a variety of manufacturing facilities around the world. Specifically, we rely on our three key suppliers: (1) Joya De Nicargaua, our Nicaragua-based cigar producer, (2) Quesada Fabrica, our Dominican Republic-based cigar producer, and (3) BrewTheory, our Florida-based non-alcoholic beer producer. Additionally, we work with multiple third-party suppliers for our merchandising operations. The operations of our suppliers can be subject to additional risks beyond our control, including the quality of the materials used in production, shipping delays, labor disputes, agricultural volatility affecting tobacco supply, climate-related impacts, trade restrictions or any other change in local conditions. Any disruption to our supply chain could have a material adverse effect on our business.

The cost of raw materials, labor, or freight could lead to an increase in our cost of sales and cause our results of operations to suffer.

Increasing costs for raw materials (due to limited availability or otherwise), labor or freight could make our sourcing processes more costly and negatively affect our gross margin and profitability. Labor and freight costs for our third-party manufacturers and partners are subject to any industry wide or global increase year over year, if any. Wage and price inflation in the countries where our third-party manufacturers and partners are located could cause unanticipated price fluctuations in the future. Our suppliers may experience increased expenses and costs to produce our products and may pass any cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing and other means, which could adversely affect our ability to maintain our targeted gross margins. If we attempt to pass the increases on to consumers, our sales may be adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including the possibility of fire, natural disasters or severe weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, or government regulation. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more, or may take a significant time to start production, each of which could negatively affect our online and offline business and results of operations.

Such interruptions could cause delays in production and require us to incur additional expenses, such as charges for expedited deliveries of delayed products. Customers may cancel purchase orders in the event of production delays and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these disruptions may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The Company and the Manager may face certain conflicts of interest.

The Manager of the Crowdfunding SPV is the Company. As a result, the same individuals responsible for managing the Company's operations will also be responsible for administering the Crowdfunding SPV and its investment in the Company. The interests of the Company and the interests of investors participating through the Crowdfunding SPV may not always be aligned. The Manager will devote such time to managing the Crowdfunding SPV as it determines, in its sole discretion, is necessary or appropriate, and the Manager and its affiliates may have other business activities and responsibilities that compete for their time and attention.

From time to time, conflicts of interest may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV, including with respect to the allocation of managerial time and resources, decisions relating to the administration of the Crowdfunding SPV, or actions taken by the Company that may affect the value of the Crowdfunding SPV's investment. The Manager does not expect to adopt formal procedures or policies specifically designed to resolve conflicts that may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV. As a result, investors will be relying on the judgment and good faith of the Manager in situations where conflicts may arise. Please see the section of this Form C entitled 'Transactions with Related Persons and Conflicts of Interest' for further details.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. In particular, tobacco products are subject to strict federal oversight, including FDA premarket review requirements, warning label mandates, and advertising limitations. Non-alcoholic beverages are subject to ingredient disclosure rules and potential contamination risks. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, and minimum wage laws, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Legal proceedings may adversely affect us.

From time to time, we may be involved in legal proceedings, including private causes of action, as well as investigations and proceedings initiated by the SEC, state and local governments, the Federal Trade Commission and other regulatory bodies. The results of such legal proceedings and claims cannot be predicted with certainty. Regardless of outcome, legal proceedings, because of defense and settlement costs, diversion of resources and other factors, could have a material adverse impact on the value of the Securities. We intend to cooperate with the U.S. Securities and Exchange Commission or any other governmental authority in connection with any investigation.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19 and the conflicts between Russia and Ukraine and Israel and Hamas, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would result in a significant impact to our business and financial results. Moreover, these risks could lead to the complete or partial suspension of operations by business partners, third-party vendors, and service providers.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

Our brand and reputation will depend on the effectiveness of our marketing, our product quality, and our customer experience. Brand name recognition and credibility is of great importance to the Company's continued success and growth. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counterparties, poor product reviews, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims. Because our brand integrates physical products with a values-driven male community platform, reputational harm in one vertical (e.g., tobacco criticism, supplement claims scrutiny, or controversy arising from member conduct within chapters or digital forums) could negatively affect the entire ecosystem. The community-driven nature of our platform may amplify reputational risk if disputes, misconduct, or public criticism arise within chapters or online spaces. There is no assurance that the Company's name brand recognition will continue to grow and be able to attract customers or business partners. A failure by the Company to develop and maintain the "LOFB" brand name would have a material adverse effect on the business, results of operations and financial condition.

Risks Related to the Offering

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use those proceeds as it sees fit, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $25,000.43 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Any valuation at this stage is difficult to assess.

The valuation of the Company for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess, and you may risk overpaying for your investment. The Company's valuation is based on management's estimated market value of the Company and future growth prospects.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of sufficient revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. The Company currently does not generate any profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

<u>Risks Related to the Securities</u>

You will not be investing directly into the Company, but into a crowdfunding vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "crowdfunding vehicle" in this Offering. That means that you will invest in LOFB CF SPV LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Securities. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Securities. However, it may not always be possible to replicate those rights exactly, especially when a SAFE possesses particular and limited rights. This sort of arrangement may give rise to unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities.*'

Please see Exhibit F and Exhibit G for the terms and conditions of investing via the Crowdfunding SPV, which is the sole method by which Investors may own a beneficial interest in the Securities.

The Crowdfunding SPV Limited Liability Company Agreement may limit or eliminate fiduciary duties that might otherwise be owed to investors.

The amended and restated limited liability company agreement governing the Crowdfunding SPV may contain provisions that limit or eliminate duties, including certain fiduciary duties, that might otherwise be owed by the Manager to the Crowdfunding SPV and its members. To the fullest extent permitted by applicable law, investors in the Crowdfunding SPV may be deemed to waive certain fiduciary duties and liabilities that might otherwise apply to the Manager in connection with its management of the Crowdfunding SPV and its assets. As a result, the Manager may have broader discretion in making decisions relating to the administration of the Crowdfunding SPV than would otherwise apply in entities where fiduciary duties are not limited or waived.

The Crowdfunding SPV has elected to be taxed as a corporation, which may result in tax consequences that differ from investments in pass-through entities.

The Crowdfunding SPV has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, the Crowdfunding SPV itself may be subject to corporate-level taxation on its income, if any. Any distributions made by the Crowdfunding SPV to investors may therefore be subject to a second level of taxation at the investor level, depending on the investor's individual tax circumstances and applicable law. This structure differs from investments in entities that are treated as partnerships for tax purposes, where income, losses, and other tax attributes are generally passed through directly to investors.

Because the Crowdfunding SPV is treated as a corporation for tax purposes, investors will not receive pass-through allocations of income, losses, deductions, or credits from the Company or the Crowdfunding SPV. As a result, investors will not be able to use any losses incurred by the Company to offset other income for tax purposes. In addition, the tax consequences of an investment through the Crowdfunding SPV may vary depending on each investor's individual tax circumstances and changes in tax laws or regulations. Prospective investors should consult their own tax advisors regarding the federal, state, and local tax consequences of an investment in the Securities.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk, and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these Securities. If you decide that you want to resell these Securities in the future, you may not be able to find a buyer and the Securities are otherwise subject to certain transfer restrictions.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the minimum individual investment amount for its SAFE offering at $500, and has set a Post-Money Valuation Cap of $65,000,000. The Company also intends to charge Investors a 3.5% Investor Transaction Fee for each transaction (see "*The Offering And The Securities*" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional SAFEs, other capital stock, or additional option grants may dilute the value of your holdings. In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Investors will not have voting rights and will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the SAFE from the Company, the Crowdfunding SPV will designate the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the SAFE and any securities of the Company into which the SAFE is convertible. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the SAFE and any securities of the Company into which the SAFE is convertible. Investors should not participate in the Offering unless he, she, or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the membership interests in the Crowdfunding SPV or a holder of the SAFE, and any securities of the Company into which the SAFE is convertible, to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

Investors participating through the Crowdfunding SPV may face practical limitations in exercising certain rights associated with the Securities.

Regulation Crowdfunding permits the use of a crowdfunding vehicle provided that investors retain certain rights they would have had if they had invested directly in the Company. The Crowdfunding SPV amended and restated limited liability company agreement is expected to provide investors with the ability to direct the Crowdfunding SPV to assert certain rights under state or federal law and to provide instructions regarding the voting of securities or participation in tender offers or similar transactions conducted by the Company. However, because investors hold their interests indirectly through the Crowdfunding SPV, exercising these rights may involve procedural steps that could delay or complicate the process of asserting such rights or providing instructions.

In addition, investors who seek to cause the Crowdfunding SPV to assert rights on their behalf may be required to bear the costs associated with doing so, including legal or administrative expenses. In certain circumstances, those costs could exceed the value of the investor's investment. Furthermore, the process of soliciting and aggregating instructions from multiple investors may be inefficient or time-consuming, which could delay the Crowdfunding SPV's ability to act or result in missed opportunities. Certain contractual provisions governing the Securities or the Company's governing documents may also limit or supersede the ability of individual investors to direct specific actions.

Investors may not have the ability to prevent a sale of the Company.

The Simple Agreement for Future Equity (SAFE) issued by the Company to the Crowdfunding SPV contains provisions that may require the holder of the SAFE to cooperate in certain transactions approved by the Company's equity holders, including a sale of the Company or substantially all of its assets. The Crowdfunding SPV amended and restated limited liability company agreement includes corresponding provisions intended to allow the Crowdfunding SPV to comply with such primary issuer-level obligations. If the Company's equity holders approve a transaction involving a sale of the Company or substantially all of its assets, the Crowdfunding SPV, as the holder of the SAFE, may be required to cooperate in the consummation of such transaction. In addition, if the SAFE converts into equity securities, those securities may be required to be voted in favor of such transaction in accordance with the applicable provisions of the Company's governing documents. As a result, investors participating through the Crowdfunding SPV may not have the ability to prevent or delay a sale of the Company that they believe is not in their best interests. Such a transaction could occur at a time, price, or on terms that some or all Investors would not independently choose and could result in Investors receiving less value for their investment than they expected, or potentially losing their entire investment.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the agreement is sufficiently prominent that such a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Investors will not become equity holders until the Company decides to convert the Securities into equity securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into equity securities of the Company. The Company is under no obligation to convert the Securities into equity securities of the Company. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Company may never elect to convert the Securities or undergo a liquidity event, and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company may convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit H.

Investors will not have voting rights, even upon conversion of the Securities into equity securities of the Company. Upon the conversion of the Securities into equity securities of the Company (which cannot be guaranteed), the holders of the equity securities of the Company will be required to enter into a proxy with the Company to ensure any statutory voting rights are voted in tandem with the majority holders of the applicable class or series of equity securities of the Company.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into equity securities of the Company (the occurrence of which cannot be guaranteed). Upon such conversion, the equity securities of the Company will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the holders of the equity securities of the Company are required to enter into a proxy agreement with the Company to vote their equity securities with the majority of the holder(s) of the applicable class or series of equity securities of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of equity securities of the Company can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business and Business History

LOFB International LLC ("**LOFB**" or the "**Company**") is a limited liability company formed under the laws of the state of Delaware on September 29, 2023 and headquartered in Coral Gables, FL.

The Company is a men's lifestyle and mental wellness platform and consumer products company focused on fostering community, connection, and purpose among men through structured social environments, recurring community engagement, and a portfolio of purpose-driven consumer products. The Company was founded to address the widespread social isolation and emotional disenfranchisement experienced by many men, not through clinical therapy or prescriptive mental health services, but through environments that naturally facilitate honest connection and support.

At age 51, after three decades in global law, investment banking and private equity, Founder & Global President Adam J. Levine experienced a severe mental health crisis. He broke. But from the outside, nothing appeared broken: career success, family, status and financial security. Internally, a complete loss of control had taken hold: control over thought, self- worth, belonging, emotion, identity, and consumption.

This insight became foundational to LOFB's design:

- Men are not broken — they are overwhelmed, confused, lonely and disconnected from agency.
- Mental health outcomes improve when men regain control — not when control is taken away from them.

The truth is modern masculinity, symbolized by the "Mask of Masculinity" that men are expected by society to wear, often strips men of control in three critical dimensions:

- Inner control — the ability to be comfortable in expressing emotion rather than suppress it
- Mental control — the capacity to slow racing thoughts, pressure and internal narratives
- Consumption control — unconscious coping through alcohol, drugs, overwork, distraction or isolation

LOFB was intentionally built to restore control, to smash the "Mask of Masculinity" through structure, ritual, and permission. The League by LOFB and LOFB forums are designed to restore inner control by providing safe, repeatable environments where men choose when and how to speak. The guided conversations are intended to rebuild mental control by slowing the nervous system and reframing identity through shared experience. LOFB premium Ritual products (non-alcoholic beer, cigars, apparel/sporting goods) support consumption control by creating intentional moments rather than compulsive habits. This is why LOFB focuses on ritual and control, not therapy; belonging, not instruction; and on agency, not diagnosis.

LOFB's business model deliberately, intentionally, and methodically integrates recurring membership subscriptions, a digitally enabled community infrastructure, curated in-person experiences, and a portfolio of branded consumer products, including premium handmade cigars and a line of premium non-alcoholic beer, each designed to act as catalysts for community interaction and ritualized shared experiences.

The Company's core offering is its proprietary membership platform, "**The League**," which serves as the central component of its business model and growth strategy. The League is designed as a digitally enabled and community-driven platform that combines structured small-group interaction with technology-supported personal development tools. The platform is built around recurring small-group forums ("**Forums**"), which are organized at the local level and conducted using structured discussion frameworks intended to promote accountability, self-reflection, and connection among members. These forums are supported by a broader digital ecosystem that includes features such as personalized insights, progress tracking tools, and member-to-member engagement functionality.

In addition to Forums, The League platform includes access to live and virtual events, structured self-development content, and community interaction features designed to increase engagement and retention. The Company intends to continue expanding the platform's functionality over time, including the integration of additional digital tools and content offerings.

The League operates on a freemium model. Users may initially access certain features at no cost, with additional features, tools, and experiences available through a paid monthly subscription. The Company believes this model supports scalable user acquisition while enabling conversion to recurring subscription revenue. The Company expects The League to function as its primary driver of recurring revenue, with member retention supported by ongoing engagement, community participation, and the perceived value of the platform experience.

<u>Products and Product Strategy</u>

The Company's consumer products are positioned as complementary to The League platform, serving both as brand entry points and engagement enhancers for members. The Company believes that integrating product consumption with membership participation strengthens user engagement and increases overall customer lifetime value. Our premium Ritual products (non-alcoholic beer, cigars, apparel/sporting goods) support consumption control by creating intentional moments rather than compulsive habits.

LOFB Zero is the Company's premium non-alcoholic beer line, developed to provide a full-flavor alternative to traditional alcoholic beverages in social settings. Current offerings include styles such as Hazy IPA and Golden/Pilsner, formulated to replicate craft beer characteristics while containing no alcohol. The product is positioned to enable participation in social rituals without impairment and to align with consumers seeking moderation or alcohol-free options. LOFB Zero is distributed through retail placements, on-premise venues, direct-to-consumer channels where legally permissible, and at Company-hosted community events.

LOFB cigars are handmade, long-filler cigars produced in partnership with established manufacturers in Nicaragua and the Dominican Republic. The Company offers multiple blends, including medium-bodied and fuller-bodied profiles featuring wrappers such as Mexican San Andrés and other premium varietals paired with Nicaraguan and Dominican fillers. The cigars are offered in traditional formats including Robusto, Toro, Churchill, and 6x60 sizes.

The product line is positioned toward adult consumers seeking premium quality and craftsmanship, with flavor profiles designed to deliver balance, complexity, and consistency. The Company distributes its cigars through retail partners, direct-to-consumer channels where permitted, and at Company-sponsored events and gatherings.

A distinguishing feature of the Company's consumer product strategy is its commitment to allocate a substantial portion of net profits from product sales to organizations supporting men's mental health initiatives. The Company presently allocates 40% of net profits toward these causes. This commitment is integrated into the Company's brand positioning and is intended to align commercial activity with social impact.

LOFB operates primarily in the United States, with existing initial distribution and brand awareness in Singapore, Malaysia, Dubai, Austria, and Slovakia, and with Ireland, South Africa, and other European markets expected to come online. It intends to expand geographically through initial product-led awareness primarily via the global tight-knit cigar community, combined with a chapter-first model supported by digital infrastructure.

The Company participates across several adjacent sectors, including premium handmade cigars, non-alcoholic beer, paid membership communities, and lifestyle apparel and sporting goods. Rather than pursuing dominant market share in any single category, the Company's strategy focuses on building a niche, identity-driven platform in which community engagement drives commerce and products reinforce brand participation.

Business Plan

The Company's business plan prioritizes the expansion and monetization of The League platform as its primary growth engine. The Company expects future revenue growth to be driven increasingly by recurring subscription revenue, supported by user acquisition, engagement, and retention within the platform. The Company is executing a staged growth strategy designed to transition the Company from a product-led brand into a recurring membership-driven lifestyle platform. The Company believes that strong engagement and community cohesion within The League may contribute to lower churn and higher lifetime value over time; however, there can be no assurance that such outcomes will be achieved.

The Company's business plan is structured around three interdependent components: (i) scaling recurring membership subscriptions, (ii) expanding and optimizing consumer product distribution, and (iii) integrating physical venues and events as acquisition and engagement channels.

The Company believes that long-term enterprise value will be driven primarily by predictable, recurring membership revenue supported by consumer products that function as acquisition tools and engagement enhancers. The Company's strategy is not dependent upon category leadership in cigars or non-alcoholic beer. Instead, it seeks to build a defensible niche platform in which community participation strengthens brand loyalty, increases customer lifetime value, and lowers customer acquisition cost over time.

Market Opportunity

The Company operates across several adjacent industries, including wellness-, development-, and community-based membership platforms, premium handmade cigars, non-alcoholic beer, paid-membership communities, and golf-oriented lifestyle goods. While each of these markets is independently competitive, LOFB's strategy is to participate in each sector at a niche level rather than pursue mass-market dominance.

Paid membership and community-based subscription models have expanded alongside broader wellness and personal development spending. The U.S. premium handmade cigar market remains a mature but stable segment characterized by consistent import volumes and a loyal consumer base. The non-alcoholic beer category has experienced sustained growth in recent years, driven by consumer moderation trends and increased retail adoption. The golf and active leisure apparel markets continue to benefit from participation growth and lifestyle crossover demand.

The Company believes that its target demographic, men between approximately 30 and 60 years of age with discretionary income, participates across multiple overlapping lifestyle categories. By positioning itself at the intersection of community, ritual products, and identity, LOFB seeks to capture share of customer spending across these verticals without relying on scale in any one category.

Revenue Streams

The Company generates revenue through multiple channels, including direct-to-consumer sales, wholesale distribution, on-premise venue sales, membership subscriptions, and experiential programming. Consumer product revenue is currently derived from the Company's cigar and non-alcoholic beverage product lines and is expected to continue as a complementary revenue stream that supports brand awareness, member engagement, and customer acquisition for The League platform. Cigar revenue is generated through retail distribution relationships, direct sales where legally permissible, and event-driven consumption. Non-alcoholic beer revenue is generated through retail placements, hospitality and golf venue partnerships, direct-to-consumer channels where permitted by law, and community events.

The Company's primary revenue initiative is its proprietary membership platform, The League, which is structured around curated local forums, digital engagement tools, and community-driven experiences. Revenue generated through The League is expected to be derived primarily from monthly subscription fees, with a freemium entry model designed to facilitate user acquisition and conversion into paid memberships. The Company expects subscription revenue to represent a significant portion of its future revenue mix.

The Company intends to leverage The League platform to drive additional revenue through cross-selling of consumer products, paid events, and other value-added services. The Company believes that integrating membership participation with product consumption and event programming may increase user engagement and customer lifetime value; however, there can be no assurance that such integration will achieve the intended results.

The Company also anticipates generating revenue through in-person experiences, including retreats, workshops, and structured gatherings. These experiences are intended to strengthen member engagement while producing incremental revenue and supporting cross-selling across the Company's product lines.

Go-to-Market Strategy

The Company's go-to-market approach combines digital acquisition, venue-based activation, retail partnerships, and community-driven referrals. Membership acquisition for The League is expected to occur through a combination of digital marketing channels, social media engagement, referrals from existing members, and conversion of existing product customers and event participants into platform users. The Company also expects that local chapter formation and member-to-member referrals within The League may contribute to organic growth in existing and new geographic markets; however, there can be no assurance that such network effects will develop as anticipated.

The Company's go-to-market strategy for The League includes a digital onboarding funnel designed to introduce prospective members to the platform through initial engagement tools, including self-assessment features and introductory community access. The Company expects to convert a portion of these users into paid subscribers over time.

Consumer product distribution relies on a combination of direct-to-consumer e-commerce, retail partnerships, and hospitality placements. In particular, the Company's "19th hole" strategy focuses on integration within golf clubs, private clubs, sporting venues, and other social gathering locations where ritual-based products align naturally with consumer behavior. These venues are intended to function not only as product distribution points but also as membership acquisition gateways.

Growth Strategy and Expansion

The Company's growth strategy is staged in phases. The initial phase focused on the expansion and monetization of The League platform as its primary growth engine, along with brand establishment and product validation within the premium cigar and non-alcoholic beer markets. Subsequent phases include expansion into golf-oriented lifestyle goods, deeper venue integration, and geographic replication of local chapters. The Company intends to scale primarily within the United States before pursuing broader international expansion. International growth is expected to occur through a chapter-first model supported by centralized digital infrastructure and selective product distribution partnerships. The Company does not require dominant market share in any one vertical to achieve growth objectives. Instead, its model assumes modest share participation across multiple categories supported by cross-selling and increasing average revenue per user over time.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
LOFB Refresh LLC	Delaware	October 24, 2024	Non-Alcoholic Beer Business Operator	100%
LOFB IP Holdco LLC	Delaware	October 24, 2024	Intellectual Property Holding Company	100%
LOFB Ritual LLC	Delaware	December 29, 2025	Premium Cigars Business Operator	100%

Competition

The Company operates in a competitive environment across several consumer categories, each of which contains established and well-capitalized competitors. The Company's core offering, The League platform, competes within the broader market for paid membership communities, personal development and coaching platforms, and digital wellness and community engagement applications. Many of these competitors offer digital tools, structured programs, or community-based experiences that may serve as substitutes for The League platform. In the non-alcoholic beer segment, LOFB Zero competes with global beverage companies and leading alcohol-free brands, including Heineken 0.0, Budweiser Zero, Corona Non-Alcoholic, Guinness 0.0, and Athletic Brewing Company, all of which benefit from significant brand recognition, distribution scale, and marketing resources, with major multinational brands accounting for a substantial portion of overall category volume. In the premium handmade cigar market, LOFB competes with leading manufacturers such as Oliva, Arturo Fuente, Padrón, and Cuban cigars produced by Tabacalera, which collectively represent a significant share of the premium segment and are widely regarded for quality, brand heritage, and retail presence; industry dynamics indicate that a small group of top brands accounts for a majority of category sales, often estimated at approximately 70% of market volume.

Many competitors possess substantially greater financial, technical, and operational resources than the Company. The Company's ability to compete and its strategy does not depend on achieving dominant market share in any one category; instead, it seeks to capture modest participation across multiple adjacent markets through integration of consumer products with its membership platform, venue partnerships, and community-driven engagement model, with growth initially focused in the United States and later expanded through chapter-based replication and selective product distribution internationally.

Customer Base

The Company's customer base consists primarily of adult men between approximately 30 and 60 years of age, including founders, executives, professionals, operators, and fathers with discretionary income who are seeking structured community engagement and purpose-driven lifestyle brands. Customers engage with the Company through premium cigar purchases, non-alcoholic beer sales, and participation in curated chapter gatherings and digital community programming. The majority of current customers are located in the United States, where the Company maintains retail distribution and direct-to-consumer channels. As the recurring membership platform expands, the Company expects its customer base to include both product purchasers and subscription-based members participating in local chapters and digital engagement programs, with initial growth focused domestically before selective international expansion.

Supply Chain

The Company relies on third-party manufacturers for production of its consumer products. Premium handmade cigars are produced through established partners, including Joya de Nicaragua in Nicaragua and Quesada Cigars in the Dominican Republic, both of which manufacture cigars to the Company's specified blends and construction standards. LOFB Zero non-alcoholic beer is produced in Florida by Brew Theory pursuant to contract brewing arrangements. The Company also utilizes multiple third-party vendors for merchandise production, packaging, and related branded goods. The Company does not currently maintain long-term supply agreements with these manufacturers and instead operates primarily on a purchase order basis.

Intellectual Property

The Company and/or its affiliates own or hold the following registered trademarks:

Application or Registration #	Title	Description	File Date	Registration Date	Country
98490164	THE GIGGLY PIGGLY	Standard Character Mark	Apr. 09, 2024	-	US
98333883	LOFB LEAGUE OF FAT BASTARDS MMXXIII	Illustration w/ Words, Letters, or Numbers	Dec. 28, 2023	-	US
98333887	LOFB	Illustration w/ Words, Letters, or Numbers	Dec. 28, 2023	-	US
98704867	SKINNY BASTARDA	Standard Character Mark	Aug. 19, 2024	-	US

The Company has registered the following domain names, which it intends to use in connection with its business operations:

- www.lovelofb.com
- www.lofbcigars.com
- www.lofbzero.com
- www.smashthemask.com
- theleague.life

Additionally, the Company owns the beverage formulations for LOFB Zero and the blend specifications for its cigars; however, it does not rely on patented intellectual property in its manufacturing processes.

 The Company anticipates that, as its business develops, it may create or obtain additional intellectual property rights, including trademarks and copyrights, to protect its brand, materials, and business operations. In addition, the Company expects to implement customary intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants to protect the Company's business methods, know-how, and other proprietary information.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by applicable federal, state, and local laws and regulations governing the manufacture, distribution, marketing, and sale of alcoholic and non-alcoholic beverages, tobacco products, and consumer goods. In particular, the Company's cigar operations are subject to regulation by the U.S. Food and Drug Administration ("**FDA**") under the Family Smoking Prevention and Tobacco Control Act, as well as related state and local tobacco regulations.

The Company's non-alcoholic beer operations are subject to oversight by the Alcohol and Tobacco Tax and Trade Bureau ("**TTB**"), applicable state alcohol beverage authorities, and state and local licensing requirements governing production, labeling, distribution, and retail sales, even though the products are alcohol-free.

The Company must also comply with federal and state laws related to marketing, labeling, taxation, shipping, age verification, and interstate commerce. As the Company expands into additional product categories or geographic markets, it may become subject to additional regulatory requirements. These regulatory requirements are subject to change, and there can be no assurance that required approvals will be obtained on acceptable terms or within anticipated timelines.

Litigation

As of the date of this filing, the Company is not a party to any pending legal proceedings and is not aware of any threatened legal proceedings against it.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees (1)	8.50%	$2,125.04	8.50%	$104,975.94
Product Range Expansion & Inventory	26.50%	$6,625.11	31.50%	$389,025.77
Distribution & Sales Support	30.00%	$7,500.13	30.00%	$370,499.78
Marketing & Advertising	10.00%	$2,500.04	15.00%	$185,249.89
Working Capital	25.00%	$6,250.11	15.00%	$185,249.89
Total	**100%**	**$25,000.43**	**100%**	**$1,234,999.26**

(1) The amount reflected above represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, on which the Intermediary will charge a commission, which is reflected in the table above.

(2) This figure represents amounts allocated to marketing and investor outreach and are expected to include the development and maintenance of offering-related digital infrastructure (including website design and analytics integration), preparation of investor communications and campaign materials, production of a campaign video, digital advertising creative, and related campaign reporting and optimization services.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs and general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officer of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam Levine	Founder & Global President	Founder & Global President of the Company (September 2023 – Present) *Responsible for overall strategy, brand vision, capital raising, and global operations.* Founder and Principal of Tharr Group Pte Ltd (September 2023 – Present) *Direct and manage a Singapore consulting and holding entity.* Director of Rockwell Group Pty Ltd (1998 – Present) *Direct and manage family office holding company.* Director of FMD Financial Pty Ltd (2013 – Present) *Direct and manage financial services wealth management firm.* Rockwell Law Group Pty Ltd (2008-2023) *Direct and manage private and family law group.*	Bachelor of Law with Honours and Bachelor of Economics and Accounting at Monash University (1993)
Joseph Howard	Chief Financial Officer	Chief Financial Officer of the Company (February 2026 – Present) *Responsible for overseeing the Company's financial strategy, accounting operations, and financial reporting.* Assistant Director, Financial Reporting at Hy-Vee, Inc. (October 2023 – Present) *Oversee financial reporting, coordinate with external auditors, and manage*	Bachelor's Degree in Accounting from Iowa State University (2020) Master of Business Administration in Data Science from Oklahoma State University (2023)

		budgeting, financial analysis, and accounting personnel. Financial Controller at Carbon Medical Technologies, Inc. (May 2022 – October 2023) *Managed financial reporting, forecasting, tax compliance, and accounting operations, and presented financial updates to the board of directors.* Commodity Derivative Accountant at Land O'Lakes, Inc. (May 2021 – May 2022) *Tracked and reported commodity hedging positions and supported financial analysis and compliance for trading activities.*	

Adam Levine, Founder & Global President

Adam Levine is the Founder and Global President of LOFB International LLC, In this role, he is responsible for the Company's overall strategy, brand vision, capital raising activities, and global operations. Mr. Levine founded LOFB to address issues of connection and community among men and to build a lifestyle platform integrating membership, consumer products, and shared social experiences. As Founder and Global President, he leads the Company's strategic development, partnerships, and expansion initiatives.

Mr. Levine has more than three decades of professional experience spanning law, financial services, and private investment. He is the Founder and Principal of Tharr Group Pte Ltd, a Singapore-based consulting and holding entity established in 2023. He also serves as Director of Rockwell Group Pty Ltd, a family office holding company he has managed since 1998, and Director of FMD Financial Pty Ltd, a financial services and wealth management firm he has overseen since 2013. Prior to founding LOFB, Mr. Levine directed Rockwell Law Group Pty Ltd from 2008 to 2023, managing a private and family law practice. Through these roles, he has developed extensive experience in business leadership, capital formation, and strategic advisory.

Joseph Howard, Chief Financial Officer

Joseph is a Certified Public Accountant licensed in the State of Iowa with extensive experience in financial reporting, accounting operations, and financial strategy. He currently serves as Chief Financial Officer of the Company, where he oversees financial reporting, accounting functions, and the Company's overall financial management. Prior to joining the Company, Joseph served as Assistant Director of Financial Reporting at Hy-Vee, Inc., where he oversaw financial reporting processes and coordinated with external auditors. He previously served as Financial Controller at Carbon Medical Technologies, Inc., managing financial reporting, forecasting, tax compliance, and accounting operations, and earlier worked as a Commodity Derivative Accountant at Land O'Lakes, Inc., supporting financial analysis and compliance for commodity hedging activities. Joseph holds a Bachelor's Degree in Accounting from Iowa State University and a Master of Business Administration in Data Science from Oklahoma State University.

Indemnification

Indemnification is authorized by the Company to managers, officers, directors, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. It operates with independent contractor arrangements globally for staffing.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's equity consists of 1,000 units of membership of the Company (the "**Units**"). As of the date of this Form C, 1,000 Units are issued and outstanding.

Outstanding Equity

As of the date of this Form C, the Company's outstanding equity consists of:

Type	Units
Amount Outstanding	1,000
Voting Rights	Each holder of the Company's units is entitled to vote on matters presented to the members.
Other Rights	Distribution and liquidation rights.

Outstanding Options, Safes, Convertible Notes, Warrants

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$837,500
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $5,000,000.

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$150,000
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $7,500,000.

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$100,000
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $10,000,000.

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$25,000
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $15,000,000.

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$847,600
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $17,500,000.

Type	Simple Agreements for Future Equity (SAFEs)
Amount Outstanding	$50,000
Security Issuable Upon Exercise	Safe Shares
Voting Rights	The holders of the SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Valuation cap of $20,000,000.

Outstanding Debt

The Company has the following outstanding debt obligations:

On March 16, 2026, Levine Family Investments Pty Limited ATF Levine Family Super Fund and Rockwell Group

Holdings Pty Ltd ATF the Levine Trading Trust (collectively, the "**Levine/Rockwell Lenders**") entered into a loan agreement with the Company pursuant to which the lenders have made, and may continue to make, multiple advances to the Company from time to time (the "**Levine/Rockwell Loan Agreement**"). As of the date hereof, the aggregate principal amount advanced under the Levine/Rockwell Loan Agreement is approximately $219,640.24, with individual advances made between January 15, 2025 and March 10, 2026, each bearing interest at a rate of 8.0% per annum, calculated on a daily basis and capitalized annually. The Company has incurred aggregate loan fees of approximately $10,999.50 in connection with such advances. All amounts outstanding under the Levine/Rockwell Loan Agreement are payable on an "at call" basis and rank senior to all other indebtedness of the Company, and pari passu as between the lenders.

On June 20, 2025, an individual lender ("**FV**") made a loan to the Company in the principal amount of $100,000 (the "**FV Loan**"). The FV Loan bears interest at a rate of 8.0% per annum, calculated monthly on the outstanding principal on a non-cumulative basis, with all accrued and unpaid interest and principal due and payable in a single lump sum on December 31, 2026. The loan ranks pari passu with the Company's other unsecured indebtedness.

On January 14, 2025, Levine Family Investments Pty Limited ATF Levine Family Super Fund (the "**Levine Lender**") made a loan to the Company in the principal amount of $15,000 (the "**Levine Loan**"). The Levine Loan requires repayment of the principal amount together with a $5,000 loan fee within thirty (30) days of the Company's receipt of the loan proceeds, unless otherwise agreed by the parties. The loan ranks senior to all other indebtedness of the Company.

From time to time, Adam Levine and Rockwell Group Holdings Pty Ltd ATF the Levine Trading Trust ("**Rockwell**") have paid certain expenses on behalf of the Company and provided consulting services to the Company for which amounts remain outstanding (the "**Levine/Rockwell Payables**"). These amounts include, among other things, expenses incurred on behalf of the Company using personal credit cards, expenses paid directly by Adam Levine, and consulting fees invoiced by Rockwell but not paid by the Company. The consulting arrangement between Rockwell and the Company has not been formalized in a written agreement. As of the date hereof, the aggregate amount outstanding with respect to the Levine/Rockwell Payables is approximately $210,631.10. These amounts are not currently documented by a formal loan agreement and may be subject to future documentation or repayment arrangements.

Previous Offerings of Securities

In 2024 and 2025, the Company issued Simple Agreements for Future Equity (SAFEs) to numerous investors for proceeds totaling $1,735,000. The issuances were effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital, strategic hires, and product line expansion.

Ownership

The table below lists the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
Tharr Group Pte. Ltd ATO The Tharr Group Trust(1)	1,000 Units	100%

(1) The Tharr Group Pte. Ltd ATO The Tarr Group Trust is wholly owned and controlled by Adam Levine, the Founder and Global President of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u> and <u>Exhibit B</u>.

Operations

LOFB International LLC (the "**Company**") was formed on September 29, 2023, under the laws of the state of Delaware and is headquartered in Coral Gables, FL. LOFB International LLC is a men's lifestyle and growth platform centered around its proprietary membership ecosystem, "The League", a digitally enabled and in-person community platform designed to foster connection, accountability, and personal development among its members. The Company integrates this recurring membership platform with a portfolio of premium consumer products and curated experiences to create a unified lifestyle ecosystem.

The Company has two integrated and aligned global revenue generating engines within The League platform:

- Engine 1: The League/Membership Platform - At the center of the Company's model is The League, a structured membership platform that combines small, locally organized forums with a broader digital infrastructure. Members participate in recurring small-group discussions ("**Forums**") supported by proprietary methodologies and community protocols, as well as access digital tools designed to support personal development, accountability, and ongoing engagement. The platform also includes curated in-person and virtual experiences intended to reinforce member connection and retention. The League operates on a subscription-based model with a freemium entry layer, allowing users to access certain introductory features at no cost, while premium features, tools, and experiences are made available through paid memberships. The Company expects this model to generate recurring monthly revenue and to serve as the primary long-term driver of customer lifetime value.

- Engine 2: Consumer Products and Brand Engagement - The Company currently offers premium handmade cigars and craft non-alcoholic beer via a range of D2C, B2B, and other third-party channels, as well as to the members of it community. These are designed as ritual-based products designed to complement and reinforce the membership experience by supporting shared rituals, community engagement, and brand identity, as well as a focus on restoring inner control through mindful consumption. The Company is also expanding into sportswear and related lifestyle products.

The Company's strategy is to build a scalable, membership-driven platform in which The League serves as the primary engine for recurring revenue generation, member engagement, and long-term value creation. Consumer products, events, and partnerships are designed to support member acquisition, increase engagement, and reinforce brand participation, while contributing incremental revenue streams.

Cash and Cash Equivalents

As of December 31, 2025, the Company had cash and cash equivalents of $10,200.00. As of December 31, 2024, the Company had cash and cash equivalents of $27,115.00.

Liquidity and Capital Resources

The proceeds from this Offering are essential to the Company's operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings and debt. The Company plans to continue to raise additional capital through exempt offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

If the Company raises only the Target Offering Amount, based on a current gross monthly burn rate of $45,000 (assuming zero sales) as of the date of this Form C, the Company will have a runway of approximately six (6) to nine (9) months. If the Company raises the Maximum Offering Amount, we anticipate the Company will be able to operate for one (1) to three (3) years.

Capital Expenditures and Other Obligations

The Company does not intend to make any material expenditures in the near future.

Valuation

The Securities offered by the Company to the Crowdfunding SPV in this Offering are Simple Agreements for Future Equity ("**SAFEs**"). SAFEs do not represent equity at the time of issuance and will convert into equity securities of the Company upon the occurrence of specified events, typically in connection with a future priced equity financing. The price at which the SAFEs convert will be determined pursuant to the terms of the SAFE, including the applicable valuation cap.

The SAFE offered in this Offering includes a post-money valuation cap of $65,000,000. The valuation cap does not represent a current valuation of the Company but instead establishes the maximum company valuation used to determine the conversion price in a future equity financing. In determining the valuation cap, the Company considered internal financial projections and industry benchmarks. The Company estimated average projected revenues for fiscal years 2026 through 2028 of approximately $41.5 million and applied an illustrative revenue multiple of approximately 3x, consistent with ranges observed in certain consumer packaged goods sectors, implying an estimated value of approximately $125 million. The Company then applied an approximate 50% discount to account for early-stage risk, resulting in an implied valuation of approximately $62.5 million, which was rounded to a $65 million post-money valuation cap. The valuation cap was determined by the Company in its discretion and should not be interpreted as a representation of the Company's current or future value.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

On March 16, 2026, the Levine/Rockwell Lenders entered into the Levine/Rockwell Loan Agreement with the Company. As of the date hereof, the aggregate principal amount advanced under the Levine/Rockwell Loan Agreement is approximately $219,640.24. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

On January 14, 2025, the Levine Lender made the Levine Loan to the Company in the principal amount of $15,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

From time to time, Adam Levine and Rockwell have paid the Levine/Rockwell Payables on behalf of the Company. As of the date hereof, the aggregate amount outstanding with respect to the Levine/Rockwell Payables is approximately $210,631.10. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $25,000.43 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,999.26 (the "**Maximum Offering Amount**") of Simple Agreements for Future Equity (SAFE) (the "**Securities**") on a contingency basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 6, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Crowdfunding SPV

As an Investor in this Offering, you will be purchasing units of membership interest ("**SPV Units**") in LOFB CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as <u>Exhibit G</u>. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power, and information rights in the SAFE, as if they had invested directly with the Company.

Perks

The Company is offering certain commercial benefits ("**Commercial Perks**") and potential bonus SPV Units ("**Bonus SPV Units**," and together with the Commercial Perks, the "**Perks**") to Investors who participate in this Offering and meet specified investment thresholds. The Commercial Perks described below are intended to provide Investors with access to certain commercial discounts, early product access opportunities, event invitations, and experiential benefits associated with the Company's brand community.

Except for the Bonus SPV Units described below, the Commercial Perks:

- Do not constitute securities;
- Have no cash value;
- Are non-transferable; and
- Do not alter the price, rights, preferences, privileges, restrictions, or transfer limitations of the SPV Units offered in this Offering.

All Perks are offered solely at the discretion of the Company and may be modified, suspended, or discontinued by the Company at any time in response to operational, regulatory, or market conditions.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus SPV Units and will not receive any compensation related to the bonus SPV Units.

<u>General Terms Applicable to Commercial Perks</u>

Unless otherwise specified, the Commercial Perks described in this Offering are subject to the following conditions:

- Commercial Perks apply only to products sold directly by the Company through its official sales channels.
- Commercial Perks do not apply to third-party marketplace resales or independent retailers.
- All Commercial Perks are subject to product availability, production capacity, inventory levels, and applicable legal or regulatory restrictions.
- Commercial Perks may exclude taxes, shipping charges, regulatory compliance fees, and similar costs.
- Commercial Perks may not be combined with other promotional discounts unless expressly permitted by the Company.

- Limited-edition, collaboration, bundled, or promotional products may be excluded from discount eligibility at the Company's discretion.

Discount Cap

To preserve operational flexibility and gross margins, discounts described in this section apply only to up to $1,500 of qualifying purchases per Investor per calendar year. Purchases above this threshold may not be eligible for discounted pricing. The Company reserves the right to modify eligible product categories, discount eligibility, or discount mechanics for future product lines.

<u>Time-Based Bonus SPV Units</u>

The Company is offering Bonus SPV Units of the Crowdfunding SPV to Investors who subscribe for Securities within specified time periods following the launch of this Offering.

Eligibility and Timing

Eligibility for time-based Bonus SPV Units will be determined based on the timestamp associated with the Investor's execution of the Subscription Agreement, as recorded by the Intermediary. Final eligibility remains subject to the Investor:

(i) completing all required documentation;
(ii) funding its investment; and
(iii) receiving approval from the Intermediary following its compliance review, including AML screening.

The applicable bonus periods are as follows:

- The "first month" bonus period will begin on the day this Offering is launched (the "**Launch Date**"), which is anticipated to be April 7, 2026, and will continue through 11:59 PM Eastern Standard Time (EST) on the date that is thirty (30) calendar days following the Launch Date.
- The "second month" bonus period will begin immediately following the expiration of the first month bonus period and will continue through 11:59 PM EST on the date that is sixty (60) calendar days following the Launch date.

Bonus Structure

Eligible Investors will receive bonus SPV Units as follows:

- 5% additional SPV Units if the investment is subscribed within the first month of the Offering;
- 3% additional SPV Units if the investment is subscribed within the second month of the Offering.

Such Bonus SPV Units will be issued at no additional cost, calculated based on the dollar amount invested, and will have the same rights, preferences, privileges, restrictions, and transfer limitations as the SPV Units purchased in this Offering.

<u>Founders' League (Investment-Based Commercial Perks and Bonus SPV Units)</u>

The Company has established a tiered investor program known as the "Founders' League." Investors may qualify for certain Commercial Perks and, in certain tiers, additional Bonus SPV Units, based on the aggregate dollar amount of funded investments made by such Investor through the Intermediary in this Offering, following completion of subscription procedures and approval by the Intermediary, including AML screening.

Tier I – "I'm a Fat Bastard" (Investment Amount: $1,000 – $2,499.99)

Investors qualifying for this tier will receive the following Perks:

- Ongoing Direct-to-Consumer Discount. Eligible Investors will receive a five percent (5%) discount on qualifying products purchased directly from the Company through its official sales channels. This discount applies to (i) LOFB cigars, (ii) LOFB non-alcoholic beverages, and (iii) LOFB-branded merchandise. Please note that the following items are excluded from this discount: (i) limited edition releases, (ii) bundled promotions, and (iii) wholesale pricing. The following additional limitations apply: the discount (i) may not be combined with other promotional discounts unless expressly permitted by the Company; (ii) is subject to the Company's annual discounted purchase cap of $1,500 per Investor per calendar year; and (iii) is subject to inventory availability and applicable legal and regulatory restrictions.
- Early Product Access. Eligible Investors may receive access to certain new product drops up to forty-eight (48) hours before public release. Please note, early access does not guarantee allocation, and all purchases remain subject to inventory availability and applicable restrictions.
- Founders' Product Previews. Eligible Investors may receive digital previews of certain upcoming products, initiatives, or brand developments prior to public announcement. Please note, these previews are informational only.
- Digital Founders' Induction Session. Eligible Investors may receive invitations to an annual virtual onboarding session introducing Investors to the LOFB mission, which may include discussion of the Company's "Control Over Consumption" philosophy. Please note, this session is informational only, provided in a group format, and does not create any individual advisory, governance, fiduciary, or decision-making rights.
- Semi-annual Live Founder Update Webcasts. Eligible Investors may be invited to a semi-annual real-time Investor webcast hosted by Company leadership, which may include a Q&A component. Please note, the Company is not obligated to respond to all questions, and any such sessions are for informational purposes only.
- Access to Local League Event (Standard Admission). Eligible Investors may receive standard admission to one (1) Company-hosted League gathering per year, subject to venue capacity and scheduling availability. Food, beverage, tobacco, and related product availability at events will be subject to applicable local laws and venue policies.
- The League Membership (Limited-Term Access). Eligible Investors may receive a complimentary membership to The League platform for a period of up to twelve (12) months, which may include participation in select community forums and digital platform features. Please note, access is subject to platform availability, applicable terms of use, and community guidelines, and may require completion of onboarding requirements established by the Company. Following the applicable complimentary period, continued access to The League platform will require payment of standard subscription fees. The Company reserves the right to modify, limit, or discontinue access to specific features or benefits at any time.

Tier II – "A Good Fat Bastard" (Investment Amount: $2,500 – $6,999.99)

Investors qualifying for this tier will receive all Tier I Perks, plus the following additional Perks:

- Enhanced Direct-to-Consumer Discount. Eligible Investors will receive a seven and one-half percent (7.5%) discount, which replaces the Tier I discount, on qualifying products purchased directly from the Company through its official sales channels. This discount applies to the Company's standard product catalog, and may include select limited-run items, solely at the Company's discretion and only if expressly designated by the Company as discount-eligible. Please note that the following items are excluded from this discount: (i) bundled promotions, and (ii) wholesale pricing. The following additional limitations apply: the discount (i) may not be combined with other promotional discounts unless expressly permitted by the Company; (ii) is subject to the Company's annual discounted purchase cap of $1,500 per Investor per calendar year; and (iii) is subject to inventory availability and applicable legal and regulatory restrictions.
- Priority Product Access. Eligible Investors may receive early access to certain new and limited releases up to seventy-two (72) hours before general public availability. Please note, allocation is not guaranteed and remains subject to production volume, inventory availability, and other constraints.
- Annual Founder Edition Allocation Eligibility. Eligible Investors may receive the right to purchase up to a specified quantity of annual Founder Edition products, subject to quantity limits determined by the Company in its sole discretion each year. Please note, purchase is required (not complimentary), and product availability is not guaranteed.

- VIP Event Access. Eligible Investors may receive one (1) VIP pass annually to a Company-hosted event, which may include preferred seating and a hosted networking component. Please note, participation is subject to venue capacity and applicable laws; travel and lodging are excluded.
- Investor-Only Virtual Tasting & Dialogue. Eligible Investors may be invited to an annual guided tasting (cigar and/or non-alcoholic beverage, where legally permitted), which may include a structured discussion theme centered on personal control and resilience. Please note, any shipped product is subject to shipping regulations, age verification, and jurisdictional availability.

Tier III – "Inner Circle of Fat Bastards" (Investment Amount: $7,000 – $19,999.99)

Investors qualifying for this tier will receive all Tier I and Tier II Perks plus the following additional Perks:

- Enhanced Direct-to-Consumer Discount. Eligible Investors will receive a ten percent (10%) discount, which replaces the Tier II discount, on qualifying products purchased directly from the Company through its official sales channels. This discount applies to the Company's standard product catalog, and may include select limited-run items, solely at the Company's discretion and only if expressly designated by the Company as discount-eligible. Please note that the following items are excluded from this discount: (i) bundled promotions, and (ii) wholesale pricing. The following additional limitations apply: the discount (i) may not be combined with other promotional discounts unless expressly permitted by the Company; (ii) is subject to the Company's annual discounted purchase cap of $1,500 per Investor per calendar year; and (iii) is subject to inventory availability and applicable legal and regulatory restrictions.
- Guaranteed Limited Edition Allocation (Annual). Eligible Investors may receive the right to purchase up to a reserved allocation of specified limited-edition products. Please note, the allocation quantity will be determined by the Company in its sole discretion annually, must be exercised within the designated purchase window, and remains subject to production volume, inventory constraints, and regulatory limitations.
- First-Look Access to New Product Categories. Eligible Investors may receive early purchase access for new product verticals (e.g., accessories, apparel), prior to general public availability. Please note, availability is subject to regulatory compliance and logistical constraints.
- Annual Founders' Dinner. Eligible Investors may receive invitations to an exclusive in-person dinner event. The location will be determined by the Company (initially anticipated Miami), and attendance is subject to capacity and scheduling availability. The Company reserves the right to substitute a virtual format if necessary. Please note, participation is subject to venue capacity and applicable laws; travel and lodging are excluded.
- Enhanced VIP Event Access. Eligible Investors may receive an additional VIP event pass, totally two (2) VIP event passes annually, for Company-hosted events, subject to venue capacity and applicable regulations. Please note that travel and lodging are excluded.
- Private Strategy Roundtable (Virtual). Eligible Investors may receive invitations to a small-group virtual session with the founder or Company leadership regarding the Company's brand direction. Please note, the discussion is informational only and does not grant any governance rights, decision-making authority, fiduciary rights, or control rights.

Tier IV – "Founding Fat Bastard" (Investment Amount: $20,000 – $44,999.99)

Investors qualifying for this tier will receive all Tier I, Tier II, and Tier III Perks plus the following additional Perks:

- Investment Turbo – Bonus SPV Units (3%). Eligible Investors will receive bonus SPV Units equal to three percent (3%) of the Investor's aggregate dollar amount invested in this Offering through the Intermediary. Please note, bonus SPV Units (i) will be issued at no additional cost to the Investor, (ii) will have the same rights, preferences, privileges, restrictions, and transfer limitations as the SPV Units purchased in this Offering, and (iii) are expected to be issued following the final closing of the Offering.
- Enhanced Direct-to-Consumer Discount. Eligible Investors will receive a fifteen percent (15%) discount, which replaces the Tier III discount, on qualifying products purchased directly from the Company through its official sales channels. This discount applies to the Company's standard product catalog, and may include select limited-run items, solely at the Company's discretion and only if expressly designated by the Company as discount-eligible. Please note that the following items are excluded from this discount: (i) bundled promotions, and (ii) wholesale pricing. The following additional limitations apply: the discount (i) may not be combined with other promotional discounts unless expressly permitted by the Company; (ii) is subject to

the Company's annual discounted purchase cap of $1,500 per Investor per calendar year; and (iii) is subject to inventory availability and applicable legal and regulatory restrictions.

- Reserved Allocation on Premium Limited Releases. Eligible Investors may receive priority allocation access to premium limited releases. Please note, quantity is determined by the Company annually in its sole discretion and remains subject to production volume and inventory availability.

- Private Drop Access. Eligible Investors may receive invitations to select "Captain-Only" product drops, which may involve limited production runs. Please note, purchase is required (not complimentary), and availability is not guaranteed.

- Custom Product Access. Eligible Investors may receive eligibility to purchase personalized or custom-run items. Please note, minimum order quantities may apply, and availability is subject to production capacity and applicable restrictions.

- "Control Retreat" Invitation. Eligible Investors may receive invitations to an annual overnight experiential retreat based in the United States, which may include golf, structured reflection sessions, and curated tastings, designed to reinforce the LOFB ethos of disciplined consumption. Please note, participation is subject to execution of waivers and compliance with applicable codes of conduct; travel and lodging are not included unless separately specified.

- Founder Strategy Session. Eligible Investors may receive invitations to a closed-door discussion session with the founder or Company leadership. Please note, the session is advisory in nature only and does not create any fiduciary, governance, voting, consent, approval, or decision-making rights.

- VIP Event Allocation. Eligible Investors may receive an additional two (2) VIP event passes, totally four (4) VIP event passes annually, subject to venue capacity, scheduling availability, and applicable legal and regulatory restrictions.

Tier V – "International Global Council of Fat Bastards" (Investment Amount: $45,000 or More)

Investors qualifying for this tier will receive all Tier I through Tier IV Perks plus the following additional Perks:

- Investment Turbo – Bonus SPV Units (5%). Eligible Investors will receive bonus SPV Units equal to five percent (5%) of the Investor's aggregate dollar amount invested in this Offering through the Intermediary. This 5% bonus represents the total Investment Turbo bonus applicable to Tier V Investors and replaces (and does not add to) the 3% bonus described in Tier IV. Please note, bonus SPV Units (i) will be issued at no additional cost to the Investor, (ii) will have the same rights, preferences, privileges, restrictions, and transfer limitations as the SPV Units purchased in this Offering, and (iii) are expected to be issued following the final closing of the Offering.

- Annual International Leadership Retreat. Eligible Investors may receive invitations to a very limited, invitation-only international gathering focused on leadership, discipline, and mission expansion. The location will be determined annually by the Company. Please note, attendance is subject to capacity, scheduling, regulatory considerations, and jurisdictional availability; some travel costs may be excluded.

- Enhanced Direct-to-Consumer Discount. Eligible Investors may receive discounts of up to twenty percent (20%), which replaces the Tier III discount, on qualifying products purchased directly from the Company through its official sales channels. This discount applies to the Company's standard product catalog, and may include select limited-run items, solely at the Company's discretion and only if expressly designated by the Company as discount-eligible. Please note that the following items are excluded from this discount: (i) ultra-limited releases, (ii) collaboration releases, (iii) bundled promotions, and (iv) wholesale pricing. The following additional limitations apply: the discount (i) may not be combined with other promotional discounts unless expressly permitted by the Company; (ii) is subject to the Company's annual discounted purchase cap of $1,500 per Investor per calendar year; and (iii) is subject to inventory availability and applicable legal and regulatory restrictions.

- Priority Allocation Rights. Eligible Investors may receive top-tier allocation priority for limited-edition products. Please note, allocation is subject to production availability, inventory constraints, and applicable restrictions.

- Invitation-Only Ultra Limited Releases. Eligible Investors may receive access to Council-only limited releases. Please note, purchase is required, and there is no guarantee of availability beyond any allocated amount.

- Pre-Launch Product Access. Eligible Investors may receive the opportunity to purchase certain products prior to public announcement. Please note, availability is subject to regulatory compliance, production schedules, and logistical constraints.

Regulatory and Operational Constraints

Certain Commercial Perks and related experiences may be subject to:

- Age verification requirements
- State shipping restrictions
- International distribution laws
- Venue capacity limitations

Bonus SPV Unit Mechanics and Limitations

The following terms apply to all Bonus SPV Units:

Program Mechanics

- Time-based Bonus SPV Units are determined on a per-investment basis and may not be aggregated.
- Founders' League Bonus SPV Units are based on aggregated, funded, and approved investments.
- Eligible Investors may combine the Time-Based Bonus SPV Units and Founders League Bonus SPV Units.

Timing and Issuance

- Eligibility is determined based on the Subscription Agreement timestamp.
- Issuance is subject to funding and Intermediary approval (including AML).
- Bonus SPV Units will generally be issued following the final closing of the Offering.

Rounding

- Fractional SPV Units will not be issued. All Bonus SPV Units will be rounded down to the nearest whole unit.

Bonus Cap

Notwithstanding anything to the contrary herein, the maximum aggregate amount of Bonus SPV Units that any Investor may receive in connection with this Offering, shall not exceed twenty percent (20%) of the number of Securities otherwise purchased by such Investor in this Offering (the "**Bonus Cap**").

Investors may be eligible to receive Bonus SPV Units under multiple bonus programs; provided, however, that the total number of Bonus SPV Units issued to any Investor shall not exceed the Bonus Cap. Any bonus amounts in excess thereof will be automatically reduced or reallocated by the Company in its sole discretion to comply with this limitation.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's non-voting membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once the Offering Deadline is within 48 hours, investment commitments become irrevocable and may not be canceled for any reason, even if made during this period. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by**

submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new Offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive monthly fees totaling $2,000.00.

The Securities

We request that you please review this Form C, the Company's Certificate of Formation attached as Exhibit D (the "**Certificate**"), the Company's Limited Liability Company Agreement attached as Exhibit E (the "**LLC Agreement**"), the amended and restated limited liability company agreement of the Crowdfunding SPV attached as Exhibit F, the SPV Subscription Agreement attached as Exhibit G, and the Primary Issuer Simple Agreement for Future Equity (SAFE) between the Company and the SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Simple Agreement for Future Equity

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a contractual right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur). The SAFE is not equity of the Company and does not provide the holder with voting rights, dividend rights, or other rights of equity holders unless and until the SAFE converts.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Company.

Dividend and/or Distribution Rights

The Securities do not entitle Investors to any dividends or distributions.

Proxy

The Company will act on behalf of the Crowdfunding SPV and to Investors as their agent and proxy (the "**Proxy**"), pursuant to a proxy granted in the SAFE and SPV Subscription Agreement, respectively. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an Investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities.

Conversion Upon an Equity Financing

Upon the next sale (or series of related sales) by the Company of its equity securities to one or more third parties for the primary purpose of raising capital (an "**Equity Financing**"), the SAFE will automatically convert into the equity securities issued in such Equity Financing. The number of equity interests issued upon conversion will equal the SAFE purchase amount divided by the applicable conversion price. The conversion price will be the lower of: (a) the price per equity interest implied by the SAFE's $65,000,000 post-money valuation cap, or (b) the price per equity interest paid by investors in the Equity Financing multiplied by the 80% discount rate.

Investors participating in this offering will hold interests in the Crowdfunding SPV rather than holding the SAFE directly. The Crowdfunding SPV will receive any equity interests issued upon conversion of the SAFE.

The Company is organized as a limited liability company. Accordingly, upon conversion the SAFE will convert into membership interests of the Company or other equity securities issued in the applicable financing, rather than shares of capital stock in a corporation.

Conversion Upon a Liquidity Event Prior to an Equity Financing

If the Company undergoes a Liquidity Event (as defined in the SAFE) prior to any Equity Financing, the holder of the SAFE will be entitled to receive, immediately prior to or concurrently with the consummation of such Liquidity Event, the greater of: (i) a cash payment equal to the SAFE purchase amount (the "**Cash Out Option**"); or (ii) the amount payable if the SAFE had converted into equity interests immediately prior to the Liquidity Event using the valuation cap.

A "Liquidity Event" generally includes a merger, acquisition, sale of substantially all of the Company's assets, or another transaction resulting in a change of control of the Company, as well as a public listing of the Company's equity securities. Any proceeds payable to the SAFE holder will be paid subject to the Company's outstanding indebtedness and creditor claims. Furthermore, Investors participating in this offering will hold interests in the Crowdfunding SPV rather than holding the SAFE directly. As a result, the Crowdfunding SPV will receive any proceeds payable.

Drag Along Rights

The Crowdfunding SPV amended and restated limited liability company agreement includes a drag-along provision applicable to the SPV Units held by Investors in the Crowdfunding SPV. Under this provision, if a single purchaser, acquiring entity, or affiliated group makes a bona fide offer to acquire all or substantially all of the securities held by the Crowdfunding SPV as part of a sale of the Company (a "**Sale of the Crowdfunding Issuer**"), and the transaction is approved in accordance with applicable law and the governing documents of the Company, the manager of the Crowdfunding SPV may require all Investors to participate in the transaction.

If the drag-along provision is exercised, each Investor will be required to take all actions reasonably requested by the manager to facilitate the transaction, including voting their SPV Units in favor of the transaction and executing documents necessary to complete the sale. As a result, Investors may be required to sell their SPV Units or otherwise participate in a transaction involving the disposition of the securities held by the Crowdfunding SPV even if they would not otherwise choose to do so.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

No Equity Ownership; Lack of Control and Minority Position Upon Conversion

Investors in this Offering will acquire SAFEs and will not be equity holders of the Company unless and until such SAFEs convert in accordance with their terms. Accordingly, Investors will have no voting, governance, or control rights and will have no ability to influence the Company's management or corporate decisions. The Company's management and existing equity holders will retain full discretion over all matters, including future financings, issuances of securities, amendments to governing documents, and any liquidity event. Investors will not have the right to approve or block such actions, even if they adversely affect the value of the SAFEs or any securities issuable upon conversion.

If the SAFEs convert into equity, Investors are expected to become minority holders of such equity and may hold securities with limited or no voting rights. Such equity may be subject to dilution, preferential rights granted to other investors, and terms established in future financings that may be more favorable to new investors.

As a result, Investors will have limited or no control both before and after conversion, and their interests may be subordinated to those of other stakeholders. All rights are governed solely by the terms of the SAFEs and any applicable equity instruments.

Restrictions on Transfer

Securities sold pursuant to Regulation Crowdfunding may not be transferred during the one-year holding period beginning when the securities were issued, unless the securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; or (4) to a family member, trust, or similar estate planning vehicle, or in connection with the death or divorce of the Investor.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adam Levine
_____
(Signature)

Adam Levine
_____
(Name)

Founder and Global President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Levine
_____
(Signature)

Adam Levine
_____
(Name)

Founder and Global President
_____
(Title)

April 7, 2026
_____
(Date)

[Signature Page to LOFB International LLC Form C]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Howard
_____
(Signature)

Joseph Howard
_____
(Name)

Chief Financial Officer
_____
(Title)

April 7, 2026
_____
(Date)

EXHIBIT A

Company Reviewed Financial Statements

LOFB International LLC (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LOFB International LLC

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 24, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,200	27,115
Accounts Receivable	3,234	60,591
Prepaid Inventory	7,889	32,500
Inventory	305,183	177,493
Prepaid Expenses	100,000	100,000
Due from Related Parties	110,429	95,723
Other	5,574	3,000
Total Current Assets	542,509	496,422
Non-current Assets		
Computers and Office Equipment, net of Accumulated Depreciation	3,201	3,596
Intangible Assets: Trademark & Website, net of Accumulated Amortization	16,324	18,177
Total Non-Current Assets	19,525	21,773
TOTAL ASSETS	562,034	518,195
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	319,361	156,512
Accounts Payable - Related Party	46,001	-
Accrued Interest	4,274	-
Notes Payable	100,000	-
Notes Payable - Related Party	364,068	153,419
Total Current Liabilities	833,704	309,931
Long-term Liabilities		
Future Equity Obligations	2,010,100	1,361,500
Total Long-Term Liabilities	2,010,100	1,361,500
TOTAL LIABILITIES	2,843,804	1,671,431
Commitments & Contingencies (Note 4)		
EQUITY		
Members Capital	(2,281,770)	(1,153,236)
Total Equity	(2,281,770)	(1,153,236)
TOTAL LIABILITIES AND EQUITY	562,034	518,195

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	216,808	219,431
Cost of Revenue	306,301	144,603
Gross Profit	(89,493)	74,828
Operating Expenses		
Advertising and Marketing	32,328	59,093
General and Administrative	973,434	777,265
Research and Development	2,580	23,050
Rent and Lease	1,708	1,259
Depreciation	1,581	878
Amortization	6,792	6,534
Total Operating Expenses	1,018,423	868,079
Operating Income (loss)	(1,107,916)	(793,251)
Other Income		
Other	11	585
Total Other Income	11	585
Other Expense		
Interest Expense	20,274	6,465
Foreign Exchange Loss	355	24,890
Total Other Expense	20,629	31,355
Earnings Before Income Taxes	(1,128,534)	(824,021)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,128,534)	(824,021)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	-	(329,215)	(329,215)
Net Income (Loss)	-	(824,021)	(824,021)
Ending Balance 12/31/2024	-	(1,153,236)	(1,153,236)
Net Income (Loss)	-	(1,128,534)	(1,128,534)
Ending Balance 12/31/2025	-	(2,281,770)	(2,281,770)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,128,534)	(824,021)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,581	878
Amortization	6,792	6,534
Accounts Payable	162,849	95,782
Accounts Payable - Related Party	46,001	-
Inventory	(127,690)	(133,716)
Accounts Receivable	57,356	(60,591)
Prepaid Inventory	24,611	(32,500)
Prepaid Expenses	-	(100,000)
Accrued Interest	4,274	-
Other	(2,573)	(3,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	173,201	(226,612)
Net Cash provided by (used in) Operating Activities	(955,333)	(1,050,634)
INVESTING ACTIVITIES		
Computers and Office Equipment	(1,186)	(4,474)
Trademarks and Website	(4,939)	(18,638)
Due from Related Parties	(14,706)	(95,723)
Net Cash provided by (used by) Investing Activities	(20,831)	(118,835)
FINANCING ACTIVITIES		
Proceeds from Notes Payables	100,000	-
Proceeds from/(Repayments of) Notes Payable - Related Party, net	210,649	(189,916)
Proceeds from Future Equity Obligations	648,600	1,361,500
Net Cash provided by (used in) Financing Activities	959,249	1,171,584
Cash at the beginning of period	27,115	25,000
Net Cash increase (decrease) for period	(16,915)	2,115
Cash at end of period	10,200	27,115

LOFB International LLC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LOFB International LLC ("the Company") was formed in Delaware on September 29th, 2023. The Company operates in the premium cigar and lifestyle membership industry, offering curated cigar products, exclusive league memberships, and related merchandise to its members globally. The Company conducts business through its domestic operations and foreign subsidiaries, with a presence across North America, Australia, and Southeast Asia.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, LOFB IP HoldCo LLC, A Delaware entity formed on October 24th, 2024, LOFB Refresh LLC a Delaware entity formed on October 24th, 2024, and LOFB Ritual LLC, a Delaware entity formed on December 29th, 2025. All significant intercompany transactions are eliminated.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. Financial statements of foreign subsidiaries are translated into U.S. dollars using period-end rates for balance sheet accounts and average rates for income statement amounts, with resulting translation adjustments recorded in other comprehensive loss.

Foreign currency transaction losses totaled approximately $355 in 2025 and $24,890 in 2024 and are included in other expense in the consolidated statements of operations. Foreign currency translation adjustments were immaterial in 2025 and immaterial in 2024.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products to customers. Revenue is recognized at a point in time when control of the products transfers to the customer, which occurs upon shipment (dispatch), as title and risk of loss pass to the customer at that time.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Office Equipment	5	2,293	(504)	-	1,789
Computer Equipment	3	3,367	(1,955)	-	1,412
Grand Total	**-**	**5,660**	**(2,459)**	**-**	**3,201**

Intangible Assets – Capitalized Website Development Costs and Trademarks

The Company follows the guidance of ASC 350-50, Website Development Costs, in accounting for costs related to the development of its customer-facing website platform and ASC 350, Intangibles – Goodwill and Other, for trademarks. Costs incurred during the application and infrastructure development stages of the website are capitalized, while costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Capitalized website development costs are amortized on a straight-line basis over the estimated useful life of the asset, which management has determined to be three years.

Trademarks consist primarily of registration and legal costs associated with obtaining trademark protection and are amortized on a straight-line basis over their estimated useful life of fifteen years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/25
Website	3	18,057	(12,038)	-	6,019
Trademarks	15	11,593	(1,288)	-	10,305
Grand Total	**-**	**29,650**	**(13,326)**	**-**	**16,324**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists primarily of finished goods and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventory totaled $305,183 as of December 31st, 2025.

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance for marketing services, which are recognized as expense as the related services are received.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company elected to be taxed as a C-Corporation. The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company files income tax returns in the United States federal jurisdiction, various state jurisdictions, and certain foreign jurisdictions. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Note Payable

A related party entity provided funding throughout the periods under review resulting in a payable balance of $364,068 and $153,419 as of December 31, 2025 and 2024, respectively. These borrowings bear interest at 8% per annum, are repayable on demand, and include accrued interest that has been capitalized to the outstanding loan balance.

Accounts Payable

The Company had an accounts payable totaling $46,001 as of December 31st, 2025, due to a related party entity. The amount does not accrue interest and is due on demand.

<u>Due from Related Parties</u>

The Company advanced amounts resulting in a balance of $104,763 and $95,627 as of December 31st, 2025 and 2024, respectively, to a related entity under common ownership, primarily to fund payroll obligations and employee entitlements incurred by the entity during the year. The amount due is non-interest-bearing, has no fixed maturity, and is repayable on demand.

The Company advanced amounts resulting in a balance of $5,666 and $96 as of December 31st, 2025 and 2024, respectively, to a related party entity, representing costs paid by the Company on this entities behalf during 2025. The amount due is non-interest-bearing and is repayable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On June 20th, 2025, the Company entered into a short-term working capital loan agreement with a third-party lender providing for borrowings of up to $100,000. The loan bears interest at 8.0% per annum, calculated monthly on the outstanding principal balance and payable in arrears. The loan matures on December 31, 2026, at which time all unpaid principal and accrued interest are due in a single balloon payment. The loan is unsecured and ranks pari passu with the Company's other unsecured obligations. The Company recognized accrued interest of $4,274 as of December 31st, 2025, related to this loan.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2025 and 2024, the Company entered into numerous SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $17.5M.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	$464,068
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership interests. Profits and losses are allocated to the members in accordance with the Company's operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 24, 2026, the date these financial statements were available to be issued.

The Company received additional funding of approximately $88,750 from related parties under existing loan agreements. These borrowings bear interest at 8% per annum and are repayable on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

LOFB CF SPV LLC Reviewed Financials

LOFB CF SPV LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of Inception - February 4th, 2026



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
LOFB CF SPV LLC

We have reviewed the accompanying statement of financial position of the Company as of its inception on February 4th, 2026. These financial statements are the responsibility of the Company's management. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Please see the LOFB International LLC Financials and CPA Review Report 2025 and 2024, as those financials are crucial to understanding the financial statements herein.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 24, 2026

Vincenzo Mongio

BALANCE SHEET (UNAUDITED)

	February 4, 2026
Assets	
Total Assets	$ -
Liabilities and Stockholders' Equity (Deficit)	
Liabilities	
Total Liabilities	$ -
Commitments and Contingencies (Note 4)	
Member's Equity (Deficit)	
Member's Capital	$ -
Accumulated Deficit	-
Total Member's Equity (Deficit)	$ -
Total Liabilities and Member's Equity (Deficit)	$ -

LOFB CF SPV LLC
NOTES TO FINANCIAL STATEMENTS
February 4th, 2026

NOTE 1 – ORGANIZATION AND GOING CONCERN

LOFB CF SPV LLC ("the "Company") was formed on February 4th, 2026, as a Delaware limited liability company. The Company was formed for the sole purpose of raising capital and will be a shareholder in LOFB International LLC, a Delaware limited liability company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements are as follows:

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as promulgated in the United States of America. The basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

Management is required to make estimates and assumptions that impact the reporting of assets, liabilities, contingent assets and liabilities, revenues and expenses when preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions are subject to uncertainty and actual results may differ from those reported.

Fair Value of Financial Instruments

Pursuant to Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2: applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company had no related party transactions for the period on the inception date of February 4th, 2026.

Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Cash held in operating accounts may exceed the Federal Deposit Insurance Corporation ("FDIC"), insurance limits. Accounts at each institution are insured by the FDIC up to $250,000. The Company has maintained no cash balances in commercial bank accounts as of the inception date of February 4th, 2026.

Cash and Cash Equivalents

The Company classifies its short-term investments purchased with an original maturity of three months or less as cash and cash equivalents. The Company had no cash and cash equivalents as of the inception date of February 4th, 2026.

Accounts Receivable

Accounts receivable are reported at the amount the Company expects to collect on open balances. An allowance for doubtful accounts is established when the Company believes amounts may not be collectible. The Company had no accounts receivable balances as of the inception date of February 4th, 2026.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations. The Company was not required to file federal and state income tax returns as of the inception date of February 4th, 2026.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – MEMBER'S EQUITY

The Company is a single-member LLC with a single class of ownership interest. Profits and losses are allocated to each member in accordance with the Company's operating agreement.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Management and legal counsel assess potential loss contingencies related to legal proceedings or unasserted claims. If a material loss is probable and the amount can be estimated, it is accrued for in the financial statements. If the loss is not probable or reasonably possible, or is probable but cannot be estimated, it is disclosed in the financial statements.

As of the inception date of February 4th, 2026, there were no material loss contingencies that required accrual or disclosure, including legal claims or pending legal proceedings.

NOTE 5– SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. Management has evaluated subsequent events from February 4th, 2026, which is the date the financial statements were issued and there were no significant events requiring disclosure.

EXHIBIT C

Offering Page found on Intermediary's Portal



OVERVIEW THE LEAGUE OPPORTUNITY TEAM FAQ INVEST NOW

ALL INVESTMENTS ARE BASED ON NUMBERS. BUT SOME ARE MORE IMPORTANT THAN OTHERS.

Nearly 80% of all suicides are men. 25% of men under 35 report persistent loneliness. 42% of men over 45 say the same. $1M can fund programs for over 400 veterans and first responders through our partner Boulder Crest Foundation.

(Sources: CDC Suicide Data 2023; Gallup 2025; AARP Loneliness Report 2025; Boulder Crest Foundation)

These are the numbers that started it all. Here are the ones that will scale it.

INVEST NOW

SEC FILINGS | OFFERING CIRCULAR | INVESTOR EDUCATION

That crisis built a community. That community built a business.

The League is a platform for men who refuse to do life alone — and the model is already working.

1,300+	$491K	392%	8x	150+
ACTIVE MEMBERS	CURRENT REVENUE	YOY GROWTH	LTV:CAC RATIO	RETAIL DOORS

SAFE NOTE ROUND NOW OPEN

$1.235M RAISING | $65M VALUATION CAP | 80% DISCOUNT RATE | $500 MINIMUM*

*A 3.5% investor processing fee applies to all investments.

WHY THIS INVESTMENT IS DIFFERENT

THIS IS NOT JUST AN INVESTMENT. IT IS A SEAT AT THE TABLE.

Most investments give you a ticker symbol and a quarterly PDF. This one gives you a brotherhood. When you invest in LOFB, you are not just buying equity — this investment offers three dimensions of value:



FINANCIAL UPSIDE

THE HEAD

Hold equity in a business with recurring membership revenue, an 8x LTV:CAC ratio based on current data, and a growth model targeting $300M by 2030. You are getting in at a $65M cap before the Series A.



IDENTITY & BELONGING

THE HEART

You are not just a shareholder — you are a co-owner of the community you belong to. See the impact of your investment every time you log into The League, attend a meetup, or connect with the brotherhood.



LEGACY & IMPACT

THE SOUL

40% of the company's profits go directly to mental health programs for veterans and first responders. Your investment helps scale the business that funds this mission. You are not just funding a company. You are funding a lifeline.

Own equity in the business. Fund the mission that drives it. Belong to the brotherhood that built it.

THE BUSINESS MODEL

THE BROTHERHOOD IS THE BUSINESS

You already know LOFB is not just a cigar company. The products bring blokes in. The brotherhood keeps them. That pattern is the entire business model, and it is what makes this worth a serious look.

PRIMARY ENGINE

THE LEAGUE — WHY THEY STAY

The Platform
A digital and physical community for men who need connection.

The Revenue
Free forum converts to $15.99/mo for the full brotherhood experience.

The Retention
Recurring revenue that grows with every man who finds what he has been missing.

The Mission
40% of profits to men's mental health.

SECONDARY ENGINES

THE PRODUCTS — WHAT BRINGS THEM IN

Premium Cigars
Rated 90+ by Cigar Aficionado and stocked in 150+ retail doors.

NA Craft Beer
For blokes who want to feel sharp, not sluggish.

Branded Gear
Apparel that tells the world you are part of something real.

The Funnel
Every product sold is another man at the door of the brotherhood.

MARKET OPPORTUNITY

COMMUNITY-LED. PRODUCT-FUELLED.

The League sits at the intersection of the booming men's membership economy and three multi-billion dollar product markets.

NA WINE & BEER

$37B

The fastest-growing segment in beverages. Projected to reach $37B by 2030, driven by health-conscious consumers and the sober-curious movement.

+

PREMIUM CIGARS

$5.1B

Premium cigar consumers spend more, stay longer, and buy on loyalty. LOFB products are rated 90+ by Cigar Aficionado and stocked in 150+ retail locations.

+

GOLF & LIFESTYLE

$12.5B

Post-pandemic golf participation is at all-time highs. The real money is in the lifestyle spend around the game: lounges, clubs, and the 19th hole.



curious movement.

Source: Introspective Market Research, 2023-2030

150+ retail locations.

Source: Fact.MR, 2024

note.

Source: Grand View Research, 2024

TOTAL ADDRESSABLE MARKET

$10-15B Estimated Addressable Market

SOCIAL IMPACT

THE 40% GIVEBACK PROMISE

LOFB is not a brand that donates to check a box. **40% of profits go directly to men's mental health charities and initiatives.** In the US, LOFB partners with the Boulder Crest Foundation, a leading nonprofit supporting veterans, first responders, and their families through Posttraumatic Growth programs. Every membership, every cigar, every product funds the mission. That is why men stay.

40%
OF PROFITS DONATED

Boulder Crest
FOUNDATION PARTNER

FINANCIAL PROJECTIONS

THE PATH TO $300M

LOFB's growth model projects a path from $500K in current revenue toward $300M by 2030. As The League grows, Monthly Recurring Revenue compounds while product revenue layers on top. Membership carries higher margins than product alone, making the model increasingly profitable as it scales.

REVENUE TRAJECTORY

2025	$500K	2% EBITDA
2026	$5M	12% EBITDA
2027	$25M	22% EBITDA
2028	$75M	32% EBITDA
2030	$300M	42% EBITDA

These projections are forward-looking estimates based on management's current growth model. Actual results may differ materially.

UNIT ECONOMICS

$220
CUSTOMER ACQUISITION COST

$1,782
LIFETIME VALUE

8x
LTV : CAC RATIO











WHERE THE MONEY GOES

SCALING WHAT ALREADY WORKS

You have seen the brotherhood work firsthand. This capital scales it. This capital scales what is already working. Every dollar has a job.

👥

$400K

LEAGUE GROWTH

Meta ad spend with strong early return on ad spend. Upgrading the platform and converting free members to $15.99/mo subscribers.

🚚

$335K

DISTRIBUTION

Expanding from 150 to 500+ retail doors. New market launches and golf course partnerships.

📦

$300K

PRODUCT INVENTORY

Closing the gap on current inventory that sells through faster than it can be replenished.

⚙

$200K

OPERATIONS & RAISE

Key hires in community management and sales, plus infrastructure to prepare for a Series A.

THE FOUNDER

ADAM LEVINE

ADAM LEVINE

FOUNDER & GLOBAL PRESIDENT

30+
YEARS LAW & PE

8x
RETURNS ACROSS PRIOR VENTURES

1,300+
LEAGUE MEMBERS

"When I started LOFB, I did not have a grand plan. I just needed somewhere to go. Somewhere honest. Somewhere men could drop the act and actually connect over something real.

What surprised me was how many other men needed the same thing. That is how The League was born. Not as a feature or a perk, but as the reason this whole thing exists.

The cigars and the beers? They are bloody good. But they are the vehicle, not the destination. The destination is a man who walked into this community carrying things he never told anyone, and months later he is standing taller, laughing louder, and showing up for blokes he did not know a year ago like they are family.

Now we are entering the next chapter, and I want the people who believe in what we have built to own a piece of it. I would be honoured to have you with us."

Past performance of the founder does not guarantee future results for LOFB.

QUESTIONS

INVESTOR FAQ

ABOUT LOFB & THIS OFFERING

What is a SAFE note? +

What is The League? +

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When does the SAFE convert to equity? +

What are the risks of investing? +

How will funds be used? +

What is LOFB's current revenue? +

Do investors get pro-rata rights? +

What makes LOFB different from other lifestyle brands? +

Is there a timeline for the next funding round? +

How does the 40% GiveBack work financially? +

HOW CROWDFUNDING INVESTING WORKS

This offering is conducted under Regulation Crowdfunding (Reg CF) through DealMaker Securities LLC, a registered broker-dealer and member of FINRA | SIPC.

What is Regulation Crowdfunding (Reg CF)? ×

Regulation Crowdfunding (Reg CF) is a provision under the SEC that allows companies to raise up to $5 million annually from both accredited and non-accredited investors. It was created to give everyday people the ability to invest in early-stage companies they believe in, not just wealthy or institutional investors. All Reg CF offerings must be conducted through an SEC-registered intermediary.

Do I need to be an accredited investor? +

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Can international investors participate? +

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YOU HELPED BUILD THIS. NOW OWN IT.

You are not being asked to bet on a stranger's idea. You have lived this. You have felt what The League does for men. This round lets the brotherhood invest in the brotherhood. Same table you have always been at. Now with equity.

SAFE NOTE

$1,235,000

$65M Valuation Cap • 80% Discount Rate

- ✓ Minimum investment: $500
- ✓ Pro-rata rights for follow-on rounds
- ✓ Quarterly investor updates
- ✓ Converts on next priced equity round

INVEST NOW | DOWNLOAD INVESTOR DECK

Offered through DealMaker Securities LLC, FINRA Member, pursuant to Section 4(a)(6) of the Securities Act.

SEC FILINGS | OFFERING CIRCULAR | INVESTOR EDUCATION

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IMPORTANT DISCLOSURES

FORWARD-LOOKING STATEMENTS DISCLAIMER

The offering materials and this letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. Historical experiences are not indicative of future results. Further, investors may receive illiquid and/or restricted securities that may be subject to holding period requirements and/or liquidity concerns. The securities described may be equities, debt, or hybrid securities or derivatives. Each of these also have specific risks and differences based on the characteristics, referred to as the terms of the securities. Please review the Investor Education/FAQs to learn more about these risks.

DEALMAKER SECURITIES LLC DISCLOSURES

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Privacy Policy

EXHIBIT D

LOFB International LLC Certificate of Formation



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "LOFB INTERNATIONAL

LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF

SEPTEMBER, A.D. 2023, AT 12:56 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

2424420 8100

SR# 20233614284

Authentication: 204279441

Date: 09-29-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:56 PM 09/29/2023
FILED 12:56 PM 09/29/2023
SR 20233614284 - File Number 2424420

CERTIFICATE OF FORMATION

OF

LOFB INTERNATIONAL LLC

The undersigned, as an authorized person, in order to form a limited liability company under the provisions of the Delaware Limited Liability Company Act (§ 18-101, et. al.), does hereby certify as follows:

FIRST: The name of the limited liability company formed hereby is:

LOFB International LLC

SECOND: The address of the limited liability company's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington 19808, Delaware, County of New Castle, and the name of the limited liability company's registered agent in the State of Delaware at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of September 29, 2023.

Name: Randy DeSmyter
Title: Authorized Person

47028190v1

EXHIBIT E

LOFB International LLC Limited Liability Company Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

LOFB INTERNATIONAL LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "*Agreement*") of LOFB International LLC (the "*Company*") is made and entered into as of 14 January, 2024 by and among the signatories hereto.

WHEREAS, an authorized person has caused the Company, a Delaware limited liability company, to be formed by the filing of a certificate of formation (the "*Certificate of Formation*") with the Secretary of State of the State of Delaware pursuant to the Delaware Act; and

WHEREAS, the Founding Member and the Managers agree that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, the Founding Member and each subsequent Member and the Managers hereby agree as follows:

Section 1.   Defined Terms. Capitalized terms used in this Agreement shall, unless the context otherwise requires or unless otherwise expressly provided herein, have the meanings set forth below:

(a)   "*Capital Contribution*" means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by the Member, as shown in Schedule I attached hereto, as the same may be amended from time to time.

(b)   "*Chairman*" means the Chairman, appointed by the Managers pursuant to Section 6(e).

(c)   "*Code*" means the Internal Revenue Code of 1986, as amended.

(d)   "*Delaware Act*" means the Delaware Limited Liability Company Act, Title 6, Delaware Code Ann., Section 18-101 *et seq.*, as amended from time to time.

(e)   "*Founding Member*" means Adam Joseph Levine, and his successors and assigns

(f)   "*Manager*" means a Person that is a manager of the Company or any additional or successor manager of the Company elected or appointed to such position in accordance with the terms of this Agreement, as shown in Schedule I attached hereto, as the same may be amended from time to time.

(g)   "*Manager Reserved Matters*" means those matters listed on Schedule II attached hereto.

(h)   "*Member*" means a Person holding Units in the Company, as shown in Schedule I attached hereto, as the same may be amended from time to time.

(i)   "***Person***" means any individual or entity, and the heirs, executors, administrators, successors and assignees of any such Person where the context so requires.

(j)   "***Reserved Matters***" means those matters listed on <u>Schedule III</u> attached hereto.

(k)   "***Simple Majority Consent***" means:

(i)   with respect to the Managers, the consent of Managers whose votes, as shown in <u>Schedule I</u> attached hereto, as the same may be amended from time to time, represent a majority of the total votes of all of the Managers, without regard to the number of such Managers holding such votes; or

(ii)   with respect to the Members, means the positive vote of Members holding a majority of the outstanding Units, as shown in <u>Schedule I</u> attached hereto, as the same may be amended from time to time, that are entitled to vote with respect to the matter in question.

(l)   "***Supermajority Consent***" means:

(i)   with respect to the Managers, the unanimous consent of the Managers; or

(ii)   with respect to the Members, means the positive vote of Members holding a majority of the outstanding Units, as shown in <u>Schedule I</u> attached hereto, as the same may be amended from time to time, that are entitled to vote with respect to the matter in question, but such majority must at all times and in all cases include the positive vote of the Founding Member.

(m)   "***Transfer***" means to directly or indirectly sell, assign, alienate, gift, donate, exchange, convey, transfer, distribute, bequest, pledge, hypothecate, mortgage, or grant or permit to exist a lien or security interest (including a floating charge) on or any interest (including without limitation, an economic interest) in, or attempt or propose any other form of disposition whatsoever, whether voluntary, involuntary, or by operation of law.

(n)   "***Units***" means units issued hereunder which represent rights of equity ownership in the Company, and number of Units issued to each Member is set forth in <u>Schedule I</u> attached hereto, as the same may be amended from time to time.

Section 2.   <u>Formation of the Company</u>.

a.   *Formation*. On behalf of the Founding Member and the Managers, an authorized person has formed the Company under the Delaware Act by the filing of the Certificate of Formation on September 29, 2023. The rights and liabilities of the Founding Member, each Member and the Managers shall be subject to and governed by the Delaware Act, the Certificate of Formation, and this Agreement.

b.   *Name*. The name of the Company is "LOFB International LLC".

c. *Principal Office*. The principal executive office of the Company shall be such place as may be determined by the Managers from time to time.

d. *Registered Office*. The initial agent for service of process on the Company shall be Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE 19808. The Managers may from time to time change the Company's agent for service of process.

e. *Business of the Company*. The business of the Company shall be as follows:

i. To engage in any lawful act or activity for which limited liability companies may be organized under the Delaware Act;

ii. To exercise all other powers necessary to, or reasonably connected with, the Company's business that may be legally exercised by limited liability companies under the Delaware Act; and

iii. To engage in all activities necessary, customary, convenient or incidental to any of the foregoing.

f. *Term*. The term of the Company shall commence on the date of the filing of the Certificate of Formation in the Office of the Secretary of State of the State of Delaware and shall be perpetual unless the Company is dissolved in accordance with the provisions of this Agreement or the Delaware Act.

g. *Qualification in Other Jurisdictions*. The Managers shall cause the Company to be qualified or registered, under its own name or assumed or fictitious name statutes or other similar laws, in any jurisdictions in which the Company transacts business and in which such qualification or registration is required or desirable. The Managers shall cause to be executed, delivered and filed any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in the jurisdiction in which the Company may wish to conduct business.

Section 3. Members.

a. *Name and Address of the Member*. The name, the business, residence or mailing address, and the Capital Contribution of the Founding Member and each Member are set forth on Schedule I, attached hereto and made a part hereof. At any time after the date of this Agreement, and without requiring the further consent of the Member, the Managers may by Simple Majority Consent update Schedule I from time to time to reflect any changes thereto.

b. *Additional Members*. One or more additional members may be admitted to the Company with the Supermajority Consent of the Managers. Prior to the admission of any such additional members to the Company, the Managers shall amend this Agreement to make such changes as the Managers shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

c. *Units; Certificates*. The Company will not issue any certificates to evidence ownership of the Units, and its ownership is evidenced solely by this Agreement and by the records of the Company..

d. *Capital*. Capital contributions to the Company may be made at such times and in such amounts as determined by a Supermajority Consent of the Managers. No interest shall be paid on any capital contribution.

e. *Transfer*. No Member (other than the Founding Member) may voluntarily Transfer its Units in the Company, or any portion thereof, to any Person without the Supermajority Consent of the Managers. Any permitted transferee or assignee shall be admitted as a member of the Company only if such transferee or assignee executes a written agreement, in form and substance satisfactory to the Managers, agreeing to be bound by and subject to all of the terms and conditions of this Agreement and making such other covenants, representations, and warranties as the Managers may require.

Section 4. General Meetings

a. *General Meetings*. Any Manager may, whenever he thinks fit, convene a general meeting, and general meetings shall also be convened upon the written request of the Member.

b. *Notice of General Meetings*.

i. Unless otherwise agreed between the Managers and the Founding Member, all other general meetings of the Company shall be called by fourteen (14) days' notice in writing at the least; *provided* always that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Agreement, be deemed to have been duly called if it is so agreed by the Founding Member.

ii. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of meeting and in case of special business the general nature of the business shall be given to such persons as are entitled to receive such notices from the Company.

iii. The notice convening a meeting to consider a Reserved Matter shall specify the nature of such Reserved Matter.

iv. In every notice calling a general meeting there shall appear with reasonable prominence a statement that a Member is entitled to appoint one or more proxies to attend and vote instead of him.

v. Notice of every general meeting shall be given in any manner authorized by this agreement to: (i) each Member and (ii) the auditor of the Company. No other Person shall be entitled to receive notices of general meetings.

vi.   The accidental omission to give notice of a meeting to or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings at the meeting.

c.   *Proceedings at General Meetings*.

i.   No business shall be transacted at any general meeting unless the Founding Member is present at the time when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

ii.   If within half an hour from the time appointed for the meeting the Founding Member is not present, the meeting, if convened upon the requisition of a Member, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Managers may determine.

iii.   The Chairman, of the Managers shall preside as chairman at every general meeting of the Company. If no such Chairman is elected, or if at any general meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the general meeting, the Founding Member shall be the Chairman.

iv.   The Chairman of the meeting may, with the Supermajority Consent of the Members (and shall if so directed by the Founding Member), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

d.   *Voting at a General Meeting*. At any general meeting a resolution put to the vote of the general meeting shall be decided by the Simple Majority Consent of the Members who are legally entitled to attend and who cast a vote at the general meeting, except for any matters requiring the approval of the Members by Supermajority Consent as expressed herein.

Section 5.   Management.

a.   *Authority; Powers and Duties*.

i.   Except as otherwise provided in this Agreement, the Managers shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Managers shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Managers as set forth in this Agreement. The Managers shall have all rights and powers of managers under the Delaware Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement. Without limiting the generality of the foregoing,

(A)   The Managers may on behalf of the Company pay a gratuity pension or allowance to any employee or ex-employee, Manager or former Manager, or the wife, widow or other dependent of an employee or ex-employee Manager or former Manager in such manner and to such extent as the Managers shall think fit and for these purposes the Managers may if thought fit either alone or in conjunction with any other persons constitute and contribute to a scheme or trust for the purpose of providing any such gratuity pension or allowance and take out policies of insurance and pay the premiums reserved thereby.

(B)   The Managers may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as a security for any debt, liability, or obligation of the Company or of any third party.

(C)   The Managers may, by the Supermajority Consent of the Managers, at any time, and from time to time by power of attorney, appoint any corporation, firm, or person or body of persons, whether nominated directly or indirectly by the Managers, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities, and discretions (not exceeding those vested in or exercisable by the Managers under this agreement), and for such period and subject to such conditions as the Managers may from time to time think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Managers may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities, and discretions vested in him.

(D)   All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, in which the Company is in any way concerned or interested and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by any two (2) Managers or in such other manner as the Managers shall from time to time by Simple Majority Consent determine.

b.   *Manner of Acting*.

(i)   Any action of the Managers whether taken at a meeting, by written consent, or otherwise, shall require Simple Majority Consent; save for:

(A)   Manager Reserved Matters, which shall require the Supermajority Consent of the Managers;

(B)   Reserved Matters, which shall additionally require the Supermajority Consent of the Members; or

(C)   any other matter expressed herein that requires the approval of Supermajority Consent of the Managers or the Members (as the case may be).

(ii)   Except and only to the extent expressly provided for in this Agreement and as delegated by the Managers, neither the Member nor any other Person other than the Managers or an Officer shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

c.   *Manager's Qualification*. Unless otherwise determined by a general meeting, a Manager need not be a Member but shall be entitled to attend and speak at general meetings.

d.   *Appointment*. The initial Managers of the Company shall be those Persons listed in <u>Schedule I</u>. Either of (i) the Members or (ii) the Managers, by Supermajority Consent, may from time to time appoint any additional Manager or increase or reduce the number of Managers; *provided* that the number of Managers shall not be less than one (1).

e.   *Manager Terms; Resignation*. Each Manager shall serve in such role until such time as such Manager resigns or is removed pursuant to the terms of this Agreement. A Manager may resign at any time by giving written notice to that effect to the Members and the other Manager(s), if any. Any such resignation shall take effect at the time of the receipt of that notice or any later effective time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective.

f.   *Removal*. The Founding Member may, by written notice, remove a Manager, and such removal may be at any time and with or without cause, and is effective immediately upon written notice being provided to the Manager.

g.   *Vacancy of Office of Managers*. The office of a Manager shall become vacant if the Manager:

i.   becomes bankrupt or makes any arrangement or composition with his creditors generally;

ii.   becomes prohibited or is disqualified from being a Manager by reason of any of the provisions of the Delaware Act or any other legislation as may be applicable;

iii.   is removed from office pursuant to a resolution passed under this Agreement;

iv.   becomes mentally disordered and incapable of managing himself or herself or his or her affairs or becomes a person whose person or estate is liable to be dealt with in any way under the law relating to mental capacity;

v.   resigns in accordance with the terms of this Agreement;

vi.   for more than three (3) months is absent without permission of the other Manager(s), if any, from meetings of the Managers held during that period and the other Manager(s), if any, resolve that his office be vacated; or

vii.   becomes disqualified from acting as a manager of a limited liability company in any jurisdiction for reasons other than on technical grounds.

h. *Replacement*. In the event of the resignation or removal of a Manager pursuant to the terms of this Agreement, a replacement Manager may be appointed by the Founding Member, by written notice. In the case of any such replacement, the replacement Manager shall have such number of votes as the Founding Member electing such replacement Manager shall determine.

i. *Compensation*. The Managers, in their capacity as managers of the Company, may receive a stated salary or other forms of compensation for their services as determined by the written notice of the Founding Member from time to time. The Managers shall also be reimbursed for travelling, hotel, and other expenses properly incurred by them in attending and returning from meetings of the Managers or any committee of the Managers or general meetings of the Company or in connection with the business of the Company.

j. *Election of Officers; Delegation of Authority.* The Managers may, by Supermajority Consent and from time to time, designate one or more officers with such titles (including, without limitation, a "Chief Executive Officer") as may be designated by the Managers to act in the name of the Company with such authority as may be delegated to such officers by the Managers (each such designated person, an "***Officer***"). The Managers may entrust to and confer upon an Officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter, or vary all or any of these powers. Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Managers. Any action taken by an Officer designated by the Managers pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Officer set forth in this Agreement and any instrument designating such Officer and the authority delegated to him or her.

k. *Financial Statements*.

i. The Managers shall cause proper accounting and other records of the Company to be kept with respect to:

(A) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(B) all sales and purchases of goods by the Company; and

(C) the assets and liabilities of the Company.

Such books of account shall give a true and fair view of the state of the Company's affairs and explain its transactions.

ii. The accounting and other records shall be kept at the office of the Company, or at such other place or places as the Managers shall think fit, and shall always be open to the inspection of the Managers. The Managers shall from time to time determine whether, and to what extent and at what times and places and under what conditions or regulations, the accounting and other records of the Company, or any of them, shall be open to the inspection of the Member.

iii.   The Managers shall from time to time cause to be prepared and to be laid before the Company in general meeting such financial statements, reports and statement as are referred to in the financial statements.

iv.   A copy of every financial statement (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting together with a copy of the Managers' statement and a copy of the auditors' report shall not less than fourteen (14) days before the date of the meeting be delivered or sent by post or any other mode as agreed with the Member and other Persons entitled to receive notices of general meetings of the Company.

l.   *Non-Compete*

i.   For the duration of each Managers appointment, each Manager shall not, directly or indirectly, on the Manager's own behalf or on behalf of or in conjunction with any person, business, firm, company, or other entity, set up, join, become employed by or sit on the board of, be engaged in, provide any advice or services to, or purchase or own (directly or beneficially) any shares or equity exceeding five percent (5%) of the total issued shares or equity in, any enterprise (including, without limitation, any corporation, partnership, proprietorship, or other venture) which competes with the Company.

ii.   Furthermore, for two (2) years following the removal of a Manager, such Manager will not, directly or indirectly, on the Manager's own behalf or on behalf of or in conjunction with any person, business, firm, company, or other entity, set up, join, become employed by or sit on the board of, be engaged in, provide any advice or services to, or purchase or own (directly or beneficially) any shares or equity exceeding five percent (5%) of the total issued shares or equity in, any enterprise (including, without limitation, any corporation, partnership, proprietorship, or other venture) within any country, jurisdiction or state in which the Company, or any of its affiliates are located, operating, conducting or promoting its trade or business and that engages in the same business as any business of the Company.

iii.   Each of the restrictions and undertakings contained in this section 5(l) is separate and distinct and is to be construed separately from the other such restrictions.

iv.   Each Manager hereby acknowledges and considers such restrictions to be reasonable both individually and in the aggregate, and that the duration, extent and application of each of such restrictions are no greater than is necessary for the protection of the Company and its goodwill, and is reasonable restriction taking into account the benefits each Manager receives by entering into this Agreement and becoming a Manager of the Company. However, if any such restriction shall be found to be void or unenforceable but would be valid or enforceable if some part or parts thereof were deleted or the period or area of application reduced, each Manager hereby agrees that such restriction shall apply with such modification as may be necessary to make it valid.

Section 6.   Proceedings of Managers

a.   *Meeting of Managers*.

i.   The Managers may meet together, either in person or telephonically or by any other means, for the transaction of business and otherwise regulate their meetings as they think fit.

ii.   The quorum necessary for the transaction of the business of the Managers shall be two (2) Managers, unless business to be transacted includes a matter that requires Supermajority Consent in which case all Managers shall be required to constitute a quorum. If at any time the Company has only one (1) Manager, that Manager shall constitute a quorum.

iii.   A Manager may at any time summon a meeting of the Managers. Notice of every Managers' meeting shall be sent to each Manager.

b.   *Declaration of Interest*. A Manager who is in any way whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Managers. Subject to such disclosure, a Manager shall not be entitled to vote in respect of any contract or arrangement in which he is interested but he shall be taken into account in ascertaining whether a quorum is present.

c.   *Power of Managers to hold Office of Profit and Contract with Company*. A Manager may occupy any office or place of profit in the Company (other than that of auditors), or act by himself or his firm in any professional capacity to the Company, in conjunction with his office of Manager, on such terms as to tenure of office remuneration and otherwise as the Managers shall approve by Supermajority Consent. No Manager or intending Manager shall be disqualified by his office and no Officer shall be prohibited from contracting or entering into any contract or arrangement with the Company, either with regard to his tenure of any such office or place of profit or as vendor, purchaser, lessor, lessee, mortgagor, mortgagee, manager, agent, broker or otherwise, and no such contract or arrangement, nor any contract or arrangement entered into by or on behalf of the Company with any person, firm or company in which any Manager or Officer, as the case may be, shall be in any way interested, shall be avoided nor shall any Manager or Officer, as the case may be, so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Manager or Officer, as the case may be, holding such office, or of the fiduciary relationship thereby established;

d.   *Holding of Office in another Company*. A Manager of the Company may become or continue to be an advisor or consultant to or to be a manager or other officer of or otherwise be interested in any company whether or not the company is interested as a Member or otherwise and no such Manager shall be accountable to the Company for any remuneration or other benefits received by him as advisor or consultant to or as a manager or officer of or from his interests in such other company unless the Company otherwise directs.

e.   *Election of a Chairman*. The Managers shall elect a Chairman prior to the commencement of any Managers meetings and the Managers present shall choose one (1) of their number to be Chairman of the meeting and such Manager shall hold the position of Chairman until the next Manager's meeting and the election (if any) of a new Chairman.

      f.   *Acts Done by the Managers.* All acts bona fide done by any meeting of the Managers or of a committee of Managers, or by any person acting as a Manager, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Manager or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Manager.

      g.   *Managers Resolutions.*

      i.   A resolution in writing signed by all of the Managers shall be as valid and effectual as if it had been passed at a meeting of the Managers or of a Committee of the Managers duly convened and held. Any such resolution may consist of a single document or several documents all in the like form, each signed by all of the Managers. The expressions "in writing" and "signed" include approval by telex, telefax, cable, telegram or electronic signature by any such Manager.

      ii.   Notwithstanding anything in this Agreement, where the Company has only one (1) Manager, he may pass a resolution by recording it and signing the record.

Section 7.   <u>Audit</u>. If required under the US accounting and tax regime in force from time to time, books of account and records of the Company shall be audited as of the end of each fiscal year by an auditor or auditors selected from time to time by the Managers. All reports provided to the Member pursuant to this Section 7 shall be prepared in accordance with U.S. generally accepted accounting principles. The Managers shall notify the Members of any change to the auditor or auditors of the Company.

Section 8.   <u>Liability of Member; Indemnification</u>.

      a.   *Liability of Member*. To the fullest extent permitted under the Delaware Act, the Member, whether acting as the Member or in any other capacity, shall not be liable for any debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, solely by reason of being the Member.

      b.   *Indemnification*. To the fullest extent permitted under the Delaware Act, each of the Member and the Managers (irrespective of the capacity in which it acts) shall be entitled to indemnification and advancement of expenses from the Company for and against any loss, damage, claim or expense (including attorneys' fees) whatsoever incurred by it relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted to be performed on behalf of the Company; *provided*, *however*, that any indemnity under this Section 8(b) shall be provided out of and to the extent of Company assets only, and none of the Member, the Managers or any other Person shall have any personal liability on account thereof.

Section 9.   Tax Status; Income and Deductions.

a.   *Tax Status*. It is the intention of the Company, the Managers and the Founding Member that the Company be treated as a corporation for federal, state and local income tax purposes. Accordingly, the Managers shall cause the Company to make an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be treated as a corporation for U.S. federal income tax purposes, effective as of the date of its formation.

b.   *Income and Deductions*. Notwithstanding any other provision of this Agreement, the Member and the Managers hereby authorize the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable or required to be deducted by the Company or any of its affiliates (pursuant to the Code or any provision of U.S. federal, state, or local or non-U.S. tax law) with respect to the Member or as a result of the Member's participation in the Company. All amounts withheld pursuant to the Code or any provision of any state, local or non-U.S. tax law with respect to any payment, distribution or allocation to the Company or the Member shall be treated as amounts paid or distributed, as the case may be, to the Member pursuant to this Section 9(b) for all purposes under this Agreement.

Section 10.   Distributions. Distributions shall be made to the Members at the times and in the amounts determined by the Supermajority Consent of the Managers with the direction of the Members, as determined by the Supermajority Consent.

Section 11.   Dissolution; Liquidation.

a.   The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the Supermajority Consent of both the Managers and the Members or (ii) any other event or circumstance giving rise to the dissolution of the Company under § 18-801 of the Delaware Act, unless the Company's existence is continued pursuant to the Delaware Act.

b.   Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Managers shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member and the Managers under this Agreement shall continue.

c.   In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

d.   Upon the completion of the winding up of the Company, the Managers shall file a Certificate of Cancellation in accordance with the Delaware Act.

Section 12.   Notices

a.   A notice or other document may be served by the Company upon a Member, either personally, or by sending it through the post in a prepaid letter, envelope or wrapper, or by cable, addressed to the Member at its chosen address. A notice may also be sent or supplied by the Company using electronic communication to a Member if the Member has agreed generally or specially that the notice may be given by electronic means and has not revoked that agreement. Where the notice is given by electronic means, service of the notice is treated as effected properly by sending or supplying it to an address specified for the purpose by the Member generally or specially.

b.   Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter or by telex or facsimile, addressed to the Company or to such officer at the office of the Company.

c.   Every person who, by operation of law, transfer or any other means whatsoever, shall become entitled to any Unit(s) in the Company shall be bound by every notice that is sent to the person from whom he derives his title to such Unit(s) prior to his name's being entered in the books and records of the Company and this Agreement.

d.   Any notice or document served upon or sent to, or left at the registered address of, the Member pursuant to this Agreement, shall, notwithstanding that such Member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy be deemed to have been duly served in respect of the Member; until some other person be registered in his stead as the holder or joint holder of such Unit(s) in the Company, and such service shall, for all purposes of this agreement, be deemed a sufficient service of such notice or document on his executors, administrators or assigns, and all persons (if any) jointly interested with him in holding such Unit(s).

Section 13.   Miscellaneous.

a.   *Amendments*. Amendments to this Agreement may be made only with the Supermajority Consent of the Members.

b.   *Governing Law*. This Agreement shall be governed by the laws of the State of Delaware.

c.   *Severability*. In the event that any provision of this Agreement is declared to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Schedule III

Reserved Matters

The following matters shall require the Supermajority Consent of the Members:

(i)   any borrowing by the Company which may have recourse to the Member or involve any encumbrance of any Unit in the Company or which might grant the borrower any rights with respect to any Unit in the Company;

(ii)   the dissolution and winding up of the Company; and

(iii)   the initiation of any insolvency-related proceedings with respect to the Company.

EXHIBIT F

LOFB CF SPV LLC Amended and Restated Limited Liability Company Agreement

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
LOFB CF SPV LLC

This FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of LOFB CF SPV LLC, a Delaware limited liability company (the "**Company**") is entered into as of March 17, 2026, by and among the Company, LOFB International LLC, a Delaware limited liability company (the "**Manager**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "**Member**" and together, the "**Members**"). This Agreement amends and restates in its entirety that certain Limited Liability Company Agreement of the Company, dated as of February 13, 2026 (the "**Original Agreement**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**") and Rule 100 of Regulation Crowdfunding;

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of one or more Simple Agreement For Future Equity (SAFE) issued by LOFB International LLC, a Delaware limited liability company (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company;

WHEREAS, it is the intent of the Company to issue Units of non-voting common membership interest that maintain a one-to-one relationship between the number, denomination, type and rights of the SAFE(s) issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding;

WHEREAS, the Original Agreement was entered into by and between the Company and the Manager, and no Members had been admitted to the Company as of the date of the Original Agreement;

WHEREAS, Section 3.01 of the Original Agreement provides that the Manager shall have the authority to take all actions necessary without the written approval of the Members in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act; and

WHEREAS, the Manager has determined that amending and restating the Original Agreement as set forth herein is necessary in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

NOW THEREFORE, pursuant to the authority granted the Manager under Section 3.01 of the Original Agreement, and in consideration of the mutual agreements set forth herein, the parties hereby amend and restate the Original Agreement in its entirety as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is LOFB CF SPV LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 2222 Ponce de Leon, Coral Gables, FL 33134 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The sole purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to raise capital in accordance with Regulation Crowdfunding by issuing Units to Members and utilizing the proceeds of Capital Contributions of the Members to acquire, hold, and dispose of the Securities (as defined herein) issued by the Crowdfunding Issuer in one or more offerings conducted by the Crowdfunding Issuer under Regulation Crowdfunding (collectively, the "**Offering**"), and to engage in any and all activities necessary or incidental thereto. The Securities held by, or issued in the name of, the Company are referred to herein as the "**Acquired Securities**."

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's Fiscal Year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to Section 8.02 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members; Units.

(a)   Interests of Members in the Company shall be reflected in the books and records of the Company as Units. The names, mailing addresses, and Units of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of illustration and not limitation, one unit of the Acquired Securities shall correspond to one Unit, consistent with Rule 3a-9.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Failure to Contribute Required Capital. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.02(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 2.04   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Units, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Units, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Units.

Section 2.05   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.04(b).

Section 2.06   Certification of Units.

(a)   The Company may, but shall not be required to, issue certificates evidencing Units of the Company.

(b)   If the Manager shall issue certificates representing Units in accordance with Section 2.06(a), then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.07   Meetings.

(a)   To the extent the Acquired Securities, and thus the Units, the Delaware Act or other Applicable Law, provide the right to vote or require approval of the holders of the Units, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the Delaware Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 2.08, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.08 and Section 3.03, and any other provision of this Agreement, the Delaware Act or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units.

Section 2.08   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.03, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

Section 3.02   Prohibited Company Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

Section 3.03   <u>Actions with Respect to the Acquired Securities</u>.

(a)   In the event of any Crowdfunding Issuer Action, the Manager shall: (i) promptly notify the Members of such Crowdfunding Issuer Action; (ii) provide or make available any proxy statements, disclosure documents, reports, or other materials provided by the Crowdfunding Issuer in connection therewith; and (iii) seek the direction of the Members prior to causing the Company to vote, consent, or otherwise act with respect to the Acquired Securities. Any such notice of the Crowdfunding Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. If Pass-Through Voting is available, Members shall vote directly in accordance with the procedures established by the Crowdfunding Issuer, and, if necessary, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Crowdfunding Issuer Action (by whatever means is sought by the Crowdfunding Issuer for the Crowdfunding Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; provided, however, that, if Pass-Through Voting is not available, the Manager shall have the authority to vote, consent, approve, abstain, or otherwise act with respect to the Acquired Securities (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Each Member hereby irrevocably appoints the Manager as its proxy and attorney-in-fact for the limited purpose of voting, consenting, abstaining, or otherwise taking action with respect to the Acquired Securities held in the name of the Company in accordance with this Section 3.03.

(c)   Each Member shall have the right to direct the Company, through the Manager, to assert any rights under Applicable Law in respect of the Acquired Securities that such Member would have if such Member were a direct holder thereof; provided that any costs and expenses of asserting such rights shall be borne by the directing Member to the extent such costs would have been borne by such Member if holding the Acquired Securities directly.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 3.03.

Section 3.04   <u>Officers</u>. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may not be removed by the Members or otherwise, or voluntarily resign, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Crowdfunding Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.07 or Section 2.08. Other than as contemplated in Section 3.03, as required under Rule 3a-9, or as otherwise expressly contemplated herein or required under Applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

Section 3.07   Limitation of Duties. To the fullest extent permitted by the Delaware Act, the Manager shall not owe any fiduciary duties to the Company or the Members other than those expressly set forth herein. Any duties of the Manager shall be limited to the implied contractual covenant of good faith and fair dealing. The Manager shall not be required to take any action that maximizes short-term value or to consider the interests of any Member over the interests of the Company as a whole.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the Treasury Regulations promulgated thereunder, or the successor provisions to such section and Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Acquired Securities, the Manager shall make such distributions promptly to the holders of the Units pro rata in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may distribute all or a portion of the Acquired Securities or other Company property in kind. In the event of an in-kind distribution of Acquired Securities, each Member shall be deemed to have accepted and shall be bound by the governing documents applicable to such Acquired Securities, and as a condition precedent to receipt thereof, shall execute such joinders or other agreements as reasonably requested by the Manager to become bound by such governing documents.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Units in the Company, except with the written consent of the Manager (a "**Permitted Transfer**"). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04 hereof (a "**Permitted Transferee**").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04(b) hereof.

(e)   For the avoidance of doubt, any Transfer of Units permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Units in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Units," unless otherwise explicitly agreed to by the parties to such Transfer.

(f)   Notwithstanding the foregoing, Transfers effected through a secondary trading system or platform approved by the Manager and operated in compliance with Regulation Crowdfunding and applicable securities laws shall be deemed Permitted Transfers. Without limiting the foregoing, a Member may not Transfer any Units if such Transfer would have been prohibited under the Crowdfunding Issuer's constitutive documents if the Member had directly held the Acquired Securities attributable to its Units.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired its Units, a Member may not transfer such Units except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Unit holder's family or the equivalent, to a trust controlled by the Unit holder, to a trust created for the benefit of a member of the family of the Unit holder or equivalent, or in connection with the death or divorce of the Unit holder or other similar circumstance.

Section 6.03   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a bona fide offer to acquire all or substantially all of the Securities as part of a Sale of the Crowdfunding Issuer and the holders of the Securities approve such transaction in accordance with Applicable Law and the governing documents of the Crowdfunding Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Crowdfunding Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction and agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Crowdfunding Issuer constitutive documents, except as may be limited by Rule 3a-9

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the constitutive documents of the Crowdfunding Issuer and any documents or agreements as the Company may be required to execute in its acquisition of the Acquired Securities.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Section 8.03   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

Section 8.04   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(b)   At any time when there are no Members;

(c)   The determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(d)   The sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(e)   Declaration of effectiveness of a registration statement covering the Acquired Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(f)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Acquired Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Acquired Securities to the Unit holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – DEFINITIONS

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Acquired Securities**" means the Securities subscribed for by the Company in an Offering, issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 1.04, together with any securities of the Crowdfunding Issuer issued upon any conversion or exchange thereof.

(b)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(c)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d)   "**Capital Account**" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of the Company Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.01 and by that Member's share of the Company's Losses.

(e)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on February 4, 2026.

(f)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(g)   "**Crowdfunding Issuer**" means LOFB International LLC, a Delaware limited liability company.

(h)   "**Crowdfunding Issuer Action**" means any vote, consent, approval, tender, exchange offer, amendment, waiver, or other action submitted to holders of the Acquired Securities by the Crowdfunding Issuer, whether pursuant to the terms of the Acquired Securities, the Crowdfunding Issuer's constitutive documents, or Applicable Law.

(i)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(j)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(k)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(l)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(m)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(n)   "**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(o)   "**Manager**" means, initially, LOFB International LLC, a Delaware limited liability company, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(p)   "**Offering**" means the securities offering conducted by the Company and the Crowdfunding Issuer pursuant to Regulation Crowdfunding, as further defined in Section 1.04.

(q)   "**Pass-Through Voting**" means a structure pursuant to which each Member's vote, consent, approval, abstention, or direction attributable to such Member's Units is individually accounted for by the Crowdfunding Issuer as if such Member were a direct holder of the Acquired Securities.

(r)   "**Percentage Interests**" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

(s)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(t)   "**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

(u)   "**Sale of the Crowdfunding Issuer**" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Crowdfunding Issuer, taken as a whole, to an unaffiliated party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer.

(v)   "**Securities**" means the Simple Agreement for Future Equity (SAFE) issued by the Issuer.

(w)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(x)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(y)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively. Notwithstanding anything contained herein to the contrary, a Transferee and Transferor shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

(z)   "**Treasury Regulations**" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

(aa)   "**Units**" means the units of capital securities of the Company and shall constitute the sole measure of each Member's ownership interest in the Company. Each Unit represents a membership interest in the Company and has the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has (a) the right to receive distributions (liquidating or otherwise), allocations of income, gain, loss, deduction, and credit, notices and information, and to vote, consent, or participate in Member decisions as provided in this Agreement and the Delaware Act, and all other rights, benefits, and privileges enjoyed by such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member, and (b) all obligations, duties, and liabilities imposed on such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member.

ARTICLE XI – MISCELLANEOUS

Section 11.01   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o LOFB CF SPV LLC 2222 Ponce de Leon, Coral Gables, FL 33134 Email: Adam@lovelofb.com Attention: Adam Levine Global President of LOFB International LLC
If to the Manager:	c/o LOFB International LLC 2222 Ponce de Leon, Coral Gables, FL 33134 Email: Adam@lovelofb.com Attention: Adam Levine Global President
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition of a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so affected unless (i) such approval is not required by Applicable Law or (ii) permitted by Regulation Crowdfunding.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 11.09 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

Section 11.10   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full power and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue to the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of the Units that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Crowdfunding Issuer, agreements to other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Crowdfunding Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

Section 11.11   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding a majority of the Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to this Agreement in accordance with Section 3.02(a)(i) and 3.02(b) may be made solely by the Manager.

Section 11.12   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.13   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.14   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

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EXHIBIT G

LOFB CF SPV LLC Subscription Agreement

REG CF CROWDFUNDING VEHICLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(g). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE

OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: LOFB CF SPV LLC
       c/o LOFB International LLC
       2222 Ponce De Leon Blvd,
       Coral Gables, FL 33134

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned subscriber ("**Subscriber**") hereby subscribes for and agrees to purchase units of non-voting common membership interest (the "**Securities**") from LOFB CF SPV LLC, a Delaware limited liability company (the "**Company**") and, upon acceptance by LOFB International LLC, a Delaware limited liability company, in its capacity as the manager of the Company (the "**Manager**"), of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber, the number of units listed on the signature page to this subscription agreement, at a per unit price of $1.00 (plus an additional 3.5% Investor Processing Fee, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from LOFB International LLC (the "**Crowdfunding Issuer**").

All of the proceeds received by the Company in the offering will be used to purchase one or more simple agreements for future equity issued by the Crowdfunding Issuer (together and collectively, the "**SAFE**"), and the total number of units of non-voting common membership interests of the Company issued in this offering will correspond on a one-to-one basis to the Crowdfunding Issuer securities acquired by the Company. The Securities represent an indirect economic interest in the SAFE held by the Company, and the conversion, payment, or settlement of such SAFE shall determine the economic rights associated with the Securities. Upon conversion of the SAFE into equity securities of the Crowdfunding Issuer, the Company will hold such equity, and the Securities will represent indirect economic rights. The rights of the equity securities of the Crowdfunding Issuer are as set forth in the Amended and Restated Limited Liability Company Agreement (the "**LLC Agreement**") of the Company and any description that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement.

(i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date; however, once the Subscription Agreement is accepted by the Crowdfunding Issuer there is no cancelation right;

(ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Issuer; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $1,234,999.26 (the "**Maximum Offering Amount**"). The Company may accept subscriptions until April 7, 2027 (the "**Termination Date**"). Providing that subscriptions for $25,000.43 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Joinder to LLC Agreement</u>. Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a Member of the Company, and by executing this Subscription Agreement, Subscriber agrees to adhere to and be bound by, the terms and conditions of the LLC Agreement (and grants to the Manager the power of attorney described therein to execute the LLC Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3. <u>Purchase Procedure</u>.

(a) <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   Investor Processing Fee. Subscribers will be responsible for an investor processing fee of 3.5% of the investment amount (rounded up, where applicable, to the nearest cent). The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(g) herein.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the reviewed balance sheets of the Crowdfunding Issuer covering the periods ending on December 31, 2024 and December 31, 2025 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, financial information covering the period from its formation to the date of the Company's financial statements (the "**Crowdfunding Vehicle Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. Mongio & Associates CPAs, which has reviewed the Financial Statements and SPV Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements and the Crowdfunding Vehicle Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer. Notwithstanding the foregoing, Subscriber acknowledges and understands that, as a result of its investment in the Company, Subscriber will be indirectly subject to an irrevocable voting proxy agreement pursuant to which the Company shall appoint the Manager to exercise any voting rights conferred upon the Company as a holder of securities of the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   SAFE. Subscriber understands that the Company's primary asset is expected to consist of the SAFE issued by the Crowdfunding Issuer. A SAFE is a contractual instrument that does not represent equity ownership in the Crowdfunding Issuer at the time of issuance and may never convert into equity securities. Subscriber further understands that the value and timing of any return on the Securities will depend entirely upon the terms of the SAFE and the future performance of the Crowdfunding Issuer. Subscriber acknowledges that Subscriber is purchasing Securities of the Company and will not be a direct holder of the SAFE or any securities of the Crowdfunding Issuer, and that Subscriber shall have no direct rights against the Crowdfunding Issuer except to the extent such rights are exercised by the Company pursuant to the SAFE and the LLC Agreement.

(f)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(g)   Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(h)   Subscriber Information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(i)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company and Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Company and Crowdfunding Issuer and has had the opportunity to review the Company and Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company, Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company, Crowdfunding Issuer or others with respect to the business or prospects of the Company and Crowdfunding Issuer or its financial condition.

(j)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(k)   Tax Status of the Company. Subscriber acknowledges and understands that the Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes and therefore will generally be subject to U.S. federal and applicable state and local income taxes at the entity level. Subscriber further acknowledges that the tax consequences of an investment in the Company are complex and may vary depending on the Subscriber's particular circumstances, that distributions, if any, will be made in the Manager's sole discretion and there can be no assurance that any distributions will be made, and that any distributions may be treated as taxable dividends or other taxable distributions under applicable tax law. Subscriber understands that taxing authorities, including the Internal Revenue Service, may challenge the Company's tax reporting positions, which could result in additional taxes, interest, or penalties, and that tax laws, regulations, and interpretations may change, possibly with retroactive effect. Subscriber acknowledges that neither the Company nor its managers, members, officers, employees, agents, or representatives has made any representation regarding the tax consequences of an investment in the Company, that the Company does not intend to seek any advance ruling from the Internal Revenue Service or any opinion of counsel regarding the tax aspects of the Company or an investment in the Company, and that Subscriber has consulted, or has had the opportunity to consult, Subscriber's own tax advisors regarding the tax consequences of such investment.

(l)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER,

SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's SAFE unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Bylaws have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

8.   Grant of Irrevocable Proxy.

(a)   With respect to all such Securities directly, indirectly or beneficially owned by the Subscriber as of the date hereof, or any subsequent date, Subscriber hereby grants to the Manager an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Securities with respect to all meetings of the members of the Company and other actions (including actions by written consent in lieu of a meeting) on which holders of Securities may be entitled to vote under applicable law, notwithstanding the Securities having limited to no voting. The Manager will vote all Securities consistently with the holders of a majority of the Securities. This proxy revokes any other proxy granted by the Subscriber at any time with respect to the Securities.

(b)   Subscriber acknowledges and agrees that the Manager has no duty, liability or obligation whatsoever to the Subscriber arising out of the Manager's exercise of this irrevocable proxy. The Subscriber expressly acknowledges and agrees that (i) the Subscriber will not impede the exercise of the Manager's rights under this irrevocable proxy and (ii) the Subscriber waives and relinquishes any claim, right or action the Subscriber might have, as a stockholder of the Company or otherwise, against the Manager, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

(c)   This irrevocable proxy shall expire as to those Securities that are no longer outstanding.

(d)   The Subscriber agrees to permit an appropriate legend on certificates evidencing the Securities or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 8.

9.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the

jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 11, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   Dispute Resolution; Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in the State of Delaware. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 9 and Section 10.

12.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Company, to:

LOFB CF SPV LLC
c/o LOFB International LLC
2222 Ponce De Leon Blvd
Coral Gables, FL 33134

If to the Crowdfunding Issuer, to:

LOFB International LLC
2222 Ponce De Leon Blvd
Coral Gables, FL 33134

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13.   Miscellaneous.

(a)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(d)   Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer, and Subscriber.

(e)   Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f)   Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g)   No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h)   <u>Headings</u>. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i)   <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j)   <u>Additional Securities</u>. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(k)   <u>Failure to Exercise</u>. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature page to follow.]

OMNIBUS SIGNATURE PAGE TO

SUBSCRIPTION AGREEMENT AND

LLC AGREEMENT OF LOFB CF SPB LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits the Omnibus Signature Page, which constitutes the signature page for (a) the Subscription Agreement, and (b) the Amended and Restated Limited Liability Company Agreement of LOFB CF SPV LLC, dated March 17, 2026, desiring to purchase Securities of LOFB CF SPV LLC, representing the right as a member of LOFB CF SPV LLC to receive the benefits of the SAFE issued by LOFB International LLC, and by executing this signature page, hereby adopts and agrees to all terms, conditions and representations of the Subscription Agreement and the Amended and Restated Limited Liability Company Agreement of LOFB CF SPV LLC.

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-voting Common Membership Interests**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

COMPANY:

LOFB CF SPV LLC,

a Delaware limited liability company

By:

Manager

CROWDFUNDING ISSUER:

LOFB International LLC,

a Delaware limited liability company

By:

Manager

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: LOFB CF SPV LLC (the "**Company**")

The Investor hereby represents, warrants and certifies to the Company that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Company and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Non-voting common membership interest, the Subscriber hereby represents, warrants, covenants and certifies to the Company (and acknowledges that the Company and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐   (a)   a Canadian financial institution, or a Schedule III bank;

☐   (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐   (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

       (d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐   (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Non-voting common membership interest	Issuer: LOFB CF SPV LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **LOFB CF SPV LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: LOFB CF SPV LLC (the "**Company**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Company that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Company under this agreement (the "**Securities**") by the Company to the Subscriber (or its disclosed principal, if any) may be effected by the Company without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Company to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Company to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Company to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Company;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Company or its counsel may request.

The Subscriber acknowledges that the Company is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Company. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Company to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                 By:

                                                                     (Signature)

                                                                 Name of Signing Officer (if Entity):

                                                                 Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in LOFB International LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in LOFB International LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT H

Primary Issuer SAFE

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

LOFB INTERNATIONAL LLC

Crowd SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by LOFB CF SPV LLC, a Delaware limited liability company (the "**Investor**") of $[_____________] (the "**Purchase Amount**") on or about [**] 2026, LOFB International LLC, a Delaware limited liability company (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Crowd SAFE is one of a series (the "**Series**") of simple agreements for future equity (collectively, the "**Series 2026 SAFEs**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, purchase price and date of issuance may differ in each Crowd SAFE).

The "**Post-Money Valuation Cap**" is $65,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Qualified Equity Financing**. If there is a Qualified Equity Financing before the termination of this Crowd SAFE, on the initial closing of such Qualified Equity Financing, this Crowd SAFE will automatically convert into the number of shares of SAFE Capital Stock equal to the quotient obtained by dividing (x) Purchase Amount by (y) the Conversion Price.

In connection with the automatic conversion of this Crowd SAFE into shares of SAFE Capital Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Capital Stock, with appropriate variations for the SAFE Capital Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Crowd SAFE, this Crowd SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). In connection with this Section 1(b), the Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided*

that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there are not enough funds to pay the Investor and holders of other SAFEs in full in the event of a Liquidity Event (collectively, the "**Cash-Out Investors**"), all of the Company's available funds will be distributed in accordance with the liquidation priority set forth in Section 1(d).

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this Crowd SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the liquidation priority set forth in Section 1(d).

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Crowd SAFE is intended to operate like standard non-participating preferred stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This Crowd SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Crowd SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Crowd SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means (i) while the Company is organized as a corporation, the capital stock of the Company, including Common Stock and Preferred Stock, and (ii) while the Company is organized as a limited liability company, the membership interests, units or other equity interests of the Company that represent the economic equivalent of such capital stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means (i) while the Company is organized as a corporation, the common stock of the Company, and (ii) while the Company is organized as a limited liability company, the class of membership interests or other equity interests that represent the economic equivalent of such common stock.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Capital Stock.

"**Converting Securities**" includes this Crowd SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of the Standard Capital Stock sold in the Qualified Equity Financing, and (ii) the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Securities**" shall mean Capital Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Capital Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Intermediary**" means DealMaker Securities LLC, a broker-dealer registered with the U.S. Securities and Exchange Commission (the "**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**") and the Securities Investors Protection Corporation ("**SIPC**"), CRD #315324.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means (i) while the Company is organized as a corporation, the preferred stock of the Company, and (ii) while the Company is organized as a limited liability company, the class of membership interests or other equity interests that represent the economic equivalent of such preferred stock.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Qualified Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument with the principal purpose of raising capital.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Requisite Holders**" means the holders of a majority-in-interest of the aggregate purchase price of all Series 2026 Crowd SAFEs.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Capital Stock**" means the shares of the series of Capital Stock issued to the Investor in a Qualified Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Capital Stock, except:

(i)   SAFE Capital Stock shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote for the consent of the stockholders of the Company;

(ii)   Each of the SAFE Capital Stock shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Company as its irrevocable proxy with respect to any matter to which SAFE Capital Stock shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving SAFE Capital Stock and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies;

(iii)   SAFE Capital Stock shareholders have no information or inspection rights with respect to such rights deemed not waivable by law;

(iv)   The per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection will equal the Conversion Price; and

(v)   The basis for any dividend rights will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to (x) Post-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Standard Capital Stock**" means the shares of the series of Capital Stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing.

3.   *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of its state of formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Crowd SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Crowd SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current organizational documents, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Crowd SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to this Crowd SAFE.

(e)   No consents or approvals are required in connection with the performance of this Crowd SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Crowd SAFE and to perform its obligations hereunder. This Crowd SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is a crowdfunding special purpose vehicle formed pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended.

(c)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(d)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(e)   The Investor acknowledges, and is purchasing this instrument (i) in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act, as amended, effective March 15, 2021, or (ii) as an "Accredited Investor", as that term is defined in Rule 501 of Regulation D. The Investor also acknowledges and agrees that if the Investor is not purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, as amended, or as an Accredited Investor, as that term is defined in Rule 501 of Regulation D, the Company or the Intermediary may void this Crowd SAFE and return the Purchase Amount.

(f)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or the Intermediary, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(g)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(h)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(i)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(j)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(k)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C (or Form C-A) and the offering documentation filed with the SEC.

(l)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the Initial Public Offering and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the Initial Public Offering are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the Initial Public Offering that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a)   This Crowd SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the holder of this Crowd SAFE, *provided that* the Purchase Amount may not be amended, waived or modified in this manner. Any waiver or amendment effected in accordance with this Section 6(a) will be binding upon each future holder of this Crowd SAFE and the Company. The Company's agreements with each of the holders of the Series 2026 Crowd SAFEs are separate agreements, and the sales of the Crowd SAFEs to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this Crowd SAFE and the other Series 2026 Crowd SAFEs may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Holders, *provided that* the Purchase Amount may not be amended, waived or modified in this manner. Any waiver or amendment effected in accordance with this Section 6(a) will be binding upon each holder of a Series 2026 Crowd SAFE and each future holder of all such Series 2026 Crowd SAFEs.

(b)   The holder of this Crowd SAFE acknowledges and agrees that by the operation of Section 6(a) hereof, the Requisite Holders will have the right and power to diminish or eliminate all rights of the Holder under this Crowd SAFE.

(c)   Any notice required or permitted by this Crowd SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this Crowd SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Crowd SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Crowd SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(e)   Neither this Crowd SAFE nor the rights in this Crowd SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Crowd SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Crowd SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities makes a bona fide offer to acquire all or substantially all of the outstanding equity securities of the Company, or all or substantially all of the assets of the Company, as part of a Liquidity Event or Change of Control approved in accordance with applicable law and the governing documents of the Company, the Investor agrees to take all actions reasonably requested by the Company in connection with the consummation of such transaction. Such actions may include consenting to the transaction, executing transaction documents, and otherwise cooperating with the Company to effect such transaction; provided that the Investor shall not be required to provide representations, warranties, indemnities, or other obligations greater than those customarily required of similarly situated investors in comparable transactions. The Investor further agrees that, to the extent this Crowd SAFE has converted into Capital Stock of the Company at the time of such transaction, the Investor shall vote such Capital Stock and otherwise participate in the transaction in accordance with the terms approved by the Company's equity holders and governing documents. Notwithstanding the foregoing, nothing in this Section shall require the Investor to take any action that would violate applicable securities laws or the requirements applicable to crowdfunding vehicles under Rule 3a-9 under the Investment Company Act of 1940.

(g)   In the event any one or more of the provisions of this Crowd SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Crowd SAFE operate or would prospectively operate to invalidate this Crowd SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Crowd SAFE and the remaining provisions of this Crowd SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

LOFB INTERNATIONAL LLC

By:_____
Name: Adam Levine
Title: Manager

INVESTOR:

LOFB CF SPV LLC

By: LOFB International LLC, its Manager

By: _____
Name: Adam Levine
Title: Manager

Exhibit A – Form of SAFE Capital Stock Proxy Agreement

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**") dated [**], 2026 between LOFB International LLC, a Delaware limited liability company (the "**Company**") and [**] ("**Stockholder***"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into SAFE Capital Stock (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and the Company (the "**Proxy Holder**") as another holder of SAFE Capital Stock hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

a) With respect to all of the shares of Capital Stock of SAFE Capital Stock owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "**Shares**"), Stockholder hereby grants to Proxy Holder an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Proxy Holder may determine in its sole and absolute discretion. For the avoidance of doubt, the Proxy Holder, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Proxy Holder hereby agrees to vote all Shares consistently with the majority of the shares on which the SAFE Capital Stock is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

b) The Proxy Holder shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Proxy Holder's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Proxy Holder's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a Stockholder of the Company or otherwise, against the Proxy Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into SAFE Capital Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Proxy Holder as follows:

a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Proxy Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Proxy Holder may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Proxy Holder.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Proxy Holder substantially identical to this Irrevocable Proxy.

b) The Proxy Holder may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

STOCKHOLDER: **PROXY HOLDER:**

By: By:
Name: Name:

Date: Date: